BALLARAT GOLDFIELDS NL
AND
GEKKO SYSTEMS PTY LTD

CONTRACT NO.
STAGE 2 LEACHING PLANT CONSTRUCTION

Final 22nd March 2007

THIS CONTRACT is made on the   .
BETWEEN BALLARAT GOLDFIELDS NL (ABN 50 006 245 441) of 10 Woolshed Gully Drive, Ballarat, Victoria 3350 (“Company”)
AND GEKKO SYSTEMS PTY LTD (ABN 77 064 618 293) of 321 Learmonth Road, Ballarat, Victoria 3350 (“Contractor”)
BACKGROUND
A	The Company is operating a gold processing plant situated in Ballarat, Victoria known as the Ballarat East Project (“Project”). The plant is currently recovering both free and sulphide gold via a gravity circuit with sulphide gold concentrates being stockpiled for leaching in order to recover the gold values at a later date. (“Stage One”)

B	The Company now wishes to expand the existing plant to incorporate a leaching circuit so as to recover gold from concentrates (“Stage Two”).

C	The Company wishes to outsource the project planning, design, supply, construction and commissioning of a leaching plant required in connection with Stage Two.

D	The Company has selected the Contractor to undertake Stage Two in accordance with the terms and conditions set out in this Contract.
OPERATIVE PART
1. DEFINITIONS AND INTERPRETATION
1.1 Definitions
The following words shall, where the context so permits, have the following meanings:
“Company” means Ballarat Goldfields NL, ABN 50 006 245 441, its successors and assigns.
“Company’s Representative” means such a person from time to time authorised in writing by the Company.
“Contract” means this Contract executed by the parties, together with any schedules and special conditions included herein and all other documents annexed hereto or incorporated herein or incorporated by reference.
“Contractor” means Gekko Systems Pty Ltd, ABN 77 064 618 293, its successors and permitted assigns.
“Defects Liability Period” means the period set out in clause 14A.
“Goods” means the materials, supplies, plant and equipment forming part of the Work.
“GST Law” has the meaning given in A New Tax System (Goods and Services Tax) Act 1999 (Cth) and includes all regulations and associated legislation and delegated legislation.

“Mechanical Completion” means the completion of the Works such that the works are complete except for minor defects that do not prevent the Works from being reasonably capable of being used for its intended purpose and the Works are ready to be commissioned.
“Site” means the land and other places on the Company’s mining tenements at Ballarat made or to be made available to the Contractor by the Company for the purpose of this Contract.
“Work” or “Works” means that work to be performed by the Contractor pursuant to this Contract in regard to Stage Two as described in the Scope of Work described in Schedule 1 including any temporary works and the supply of any goods or services.
1.2 Interpretation
In the interpretation of this Contract, unless there is something in the subject or context inconsistent herewith:
(a)	Words importing the singular shall be deemed to include the plural and vice versa.

(b)	Words importing any gender shall be deemed to include all other genders.

(c)	Words importing persons shall be deemed to include all bodies and associations, corporate or unincorporated, and vice versa.

(d)	Any reference to a statute or statutory provision shall be deemed to include any statutory provision which amends, extends, consolidates or replaces the same or which has been amended, extended, consolidated or replaced by the same and any orders, regulations, instruments or other subordinate legislation made thereunder.

(e)	Headings are included for convenience only and shall not affect the interpretation of this Agreement or any schedule.

(f)	All references to clauses, schedules and annexures are to clauses of and, schedules and annexures to this Contract.

(g)	All reference to dates and times are to Melbourne time.

(h)	A business day means a week day on which banks are open for business in Ballarat, Victoria.

(i)	All references to “$” and “dollars” are to lawful currency of Australia.

(j)	Where time is to be reckoned by reference to a day or an event, that day or the day of that event is excluded for the purposes of computation of time.

(k)	The words “including” or “includes” means “including, without limitation,” or “includes, without limitation” as the case may be.
2. ENGAGEMENT
2.1 Stage Two
The Company is engaging the Contractor to perform the Work, namely the project planning, design, supply, construction and commissioning of a leaching plant that is referred to as Stage Two of the Project. The Contractor will undertake the Work in accordance with this Contract. During the currency of this Contract, the Company will give the Contractor non-exclusive possession of the Site or a sufficient part of the Site to enable the Contractor to perform the Work in accordance with this Contract.
2.2 Supply of Equipment by Gekko Systems Pty Ltd
The Company acknowledges that the leaching plant and associated infrastructure to be used in the Project, will be supplied by the Contractor.
The Company understands that the goods supplied by the Contractor are not intended for use underground.
3. CONTRACT
This Contract when properly signed and bearing a Contract number is the only form of agreement which shall be recognised by the Company as authority for charging work to its account and supersedes all previous communications and negotiations.
This Contract constitutes the entire terms of the agreement between the parties in relation to the subject matter hereof, namely Stage Two leaching plant.
The parties acknowledge that the Contractor has, by mutual agreement with the Company and an “Instruction to Proceed” dated   , already commenced the Works prior to the signing of this Contract and that upon the signing of this Contract, this Contract will be deemed to have retrospective effect from the date the Works commenced, and the agreement reflected in the “Instruction to Proceed” dated    will terminate and be of no effect whatsoever, as if it was never entered into.
Each party warrants that it has full power to enter into and perform its obligations under this Contract.
No terms stated by the Contractor in accepting or acknowledging this Contract shall be binding upon the Company unless accepted in writing by the Company.
No waiver of a breach of any provision of this Contract shall constitute a waiver of any other breach of such provision or of any other provision. For a waiver to be valid, it must be set out in writing by the party granting the waiver.
Except as set out in clause 20A, the parties shall neither admit or permit any variation to this Contract nor add to or delete any term provision or part thereof unless the terms of such variation, addition or deletion shall be in writing signed on behalf of both parties.
4. ASSIGNMENT AND SUB-CONTRACTING
The Contractor shall not assign or subcontract this Contract without the prior written consent of the Company.
The Contractor may subcontract parts of the Works without the prior consent of the Company, however the Contractor must, immediately upon engaging any subcontractor or supplier to undertake works on the Company’s site, advise the Company of the name and workscope of the subcontractor or supplier appointed by the Contractor to undertake such works.
The Contractor may not change the identity of any supplier nominated to supply a particular piece of equipment in Schedule 5 without the prior written consent of the Company, who will not unreasonably withhold or delay giving such approval.

For the avoidance of doubt, the Contractor does not need to notify the Company of the name of any supplier of equipment already identified in Schedule 5 as supplying that equipment, but does need to notify the Company if there is a change to the identity of the supplier nominated to supply a particular piece of equipment in Schedule 5.
Any assignment or subcontract shall not relieve the Contractor from full and entire responsibility for the performance of its obligations in accordance with this Contract.
5. PRICE
The Company will pay the Contractor a total fixed contract price of AUD$4,902,464 (excluding GST) for all Work performed by the Contractor under this contract. This price is firm and not subject to rise and fall.
Payment will be made in accordance with clause 23.
6. TIME FOR COMPLETION
The Contractor and the Company have agreed to flexibility in the schedule in order to deliver the project at the total fixed contract price set out in clause 5. An indicative project schedule has been agreed to and is set out in Schedule 6. The Contractor agrees to use its best endeavours to undertake the Works so as to achieve the intent of the indicative project schedule and any subsequently agreed amendments thereto. If it becomes evident to the Contractor that any of the Works will not be completed, or are unlikely to be completed, in accordance with the indicative project schedule, the Contractor is to advise the Company at the earliest opportunity and the Company and the Contractor will, acting in good faith agree upon an appropriate extension of time in which to complete the affected Works.
If the parties cannot so agree, the matter is to be determined pursuant to Clause 29
The Contractor will be entitled to extensions of time for inclement weather beyond what could be reasonably expected, but in no circumstance whatsoever will the Contractor be entitled to any delay or disruption costs or damages for inclement weather or any other adjustment to the total fixed contract price.
For the avoidance of doubt, unless and to the extent expressly agreed to in this Contract, the Contractor will not be entitled to any increase to the total fixed contract price for the Works set out in clause 5 notwithstanding any extension of time that may be agreed to pursuant to this clause 6.
7. INDEMNITY BY THE CONTRACTOR
7.1 Damage to Property
The Contractor shall be liable for and shall indemnify the Company against all liability, losses, claims and proceedings in respect of injury or damage to or loss of any property real or personal to the extent that such injury, loss or damage arises from or by reason of any breach by the Contractor of its obligations under this Contract, or any negligent act or omission by the Contractor or the Contractor’s employees, subcontractors, agents or consultants.

7.2 Personal Injury or Death
The Contractor shall be liable for and shall indemnify the Company against all liability, losses, claims and proceedings arising under any statute or at common law (including tort (which includes negligence)) in respect of personal injury to or death of any person to the extent that such personal injury or death arises from or by reason of any breach by the Contractor of its obligations under this Contract, or any negligent act or omission by the Contractor or the Contractor’s employees, subcontractors, agents or consultants.
8. LIMITATION OF LIABILITY
8.1	Notwithstanding any other provision of this Contract, any indemnities given by the Contractor in favour of the Company will be subject to and conditional upon the Company having taken all reasonable steps and actions in the particular circumstances of the Company (ie. being the principal to the Contract and not the Contractor) to avoid or mitigate the loss, expense, liability, injury, claim or damage falling within the scope of the indemnity.

8.2	Notwithstanding any other provision of this Contract including the rest of this clause 8, in no event will either party be liable to the other party for any indirect or consequential loss or damage of any kind suffered by that other party howsoever caused or arising (including economic loss, loss of income or loss of profits) whether arising in tort (including liability for negligence), contract, under statute, in equity or other legal principle.

8.3	Notwithstanding any other provision of this Contract except for clause 8.2, the Company is not entitled to make a claim (whether by way of indemnity, damages or otherwise) howsoever caused or arising whether arising in tort (including liability for negligence), contract, under statute, in equity or other legal principle unless the amount claimed exceeds $50,000 in respect of a single event or a series of events.
9. INDEMNITY BY THE COMPANY
The Company agrees to accept all risk in regard to delays in completion of the Project and the metallurgical suitability of the ore for processing by the methods, design and equipment recommended and installed by the Contractor, provided that the methods, design and equipment recommended and installed by the Contractor is suitable for processing sulphide gold of the characteristics and quality being produced at the time of entering into this Contract by the Stage One plant, and indemnifies and releases the Contractor and its officers, shareholders, employees, agents and representatives from and against any and all Liabilities arising in favour of the Company or any third parties in regard to the metallurgical performance of the ore as processed by those methods and equipment, provided that that the methods, design and equipment recommended and installed by the Contractor is suitable for processing sulphide gold of the characteristics and quality being produced at the time of entering into this Contract by the Stage One plant.
The Company also indemnifies and releases the Contractor and its officers, shareholders, employees, agents and representatives against all Liabilities arising as a result of or in connection with (i) any delays in the completion of the Project and (ii) the performance of the Works and the equipment, except to the extent to which any such Liabilities are caused by the negligence or lack of diligence of the Contractor or are caused by a breach of clause 13 (other than matters of a non material nature).
In this clause, “Liabilities” means all liabilities, losses, costs, claims, actions whatsoever and howsoever arising and without limitation includes (a) liability in tort (including liability for negligence); (b) liability in contract; (c) liability under statute or other legal principle; and (d) any liability for indirect or consequential loss or damage of any kind howsoever caused or arising (including economic loss, loss of income or loss of profits).
10. INSURANCES TO BE TAKEN OUT BY THE CONTRACTOR
In all areas where the Works or any part of the Works thereof is being performed the Contractor shall at the expense of the Company (unless otherwise specified) effect the insurances as set out in the following Subclauses with reputable and substantial insurers to the reasonable satisfaction of the Company and maintain these insurances in full force and effect until the expiry of the Defects Liability Period unless otherwise specified in this Contract.
10.1 Insurance of Employees
Before commencing the Works, the Contractor shall ensure at its own expense that a suitable insurance policy is taken out giving cover to itself against any liability, loss, damage, claim, demand, action suit or proceedings, costs and expenses whatsoever arising under any statute or other legislative provision, including any Statute or such provision relating to illness, injury or the death of any person employed by the Contractor in or about the execution of the Works under this Contract.
The Contractor shall ensure that its subcontractors are similarly insured in accordance with this Clause 10.1.
10.2 Contractor’s Plant and Equipment
Insurance covering loss or damage to the Contractor’s plant and equipment used in connection with the Works (including property which is hired, leased or for which the Contractor is legally or contractually obligated to insure).
The Contractor must ensure that all other contractors and subcontractors plant and equipment used in connection with the Works (including property which is hired, leased or for which the contractor or subcontractor is legally or contractually obligated to insure) are similarly insured in accordance with this Clause 10.2.
The insurance required by this clause must note the Company as an interested party under the policy.
10.3 Automobile Liability
The Contractor shall before commencing the Works, effect and maintain motor vehicle bodily injury insurance, in accordance with the laws of the State of Victoria to insure all licensed vehicles, owned or non-owned, whilst being used in the performance of the Works or whilst being on the Site under the control of the Contractor.
Before commencing the Works, the Contractor shall effect and maintain third party insurance for a limit of not less than five million dollars ($5,000,000) in respect of all vehicles owned or not owned, whilst being used in the performance of the Works or whilst being on the Site under the control of the Contractor.
The Contractor will ensure that the third party liability insurance includes a “Supplementary Bodily Extension” for a limit of not less than five million dollars ($5,000,000) and contains a “Principal’s Indemnity” clause unless the parties agree otherwise in writing.

The Contractor must ensure that all other contractors or subcontractors engaged or managed by the Contractor are similarly insured in accordance with this Clause 10.3.
10.4 Professional Indemnity Insurance
10.4.1 Extent of Coverage
The Contractor shall effect and maintain a Project Specific professional indemnity insurance:
(a)	covering liability however arising in connection with the breach or alleged breach of professional duty by the Contractor in the provision of professional services and duties in relation to the performance or non-performance of the Works under this Contract and performing its other obligations under this Contract, which extends to any liability the Contractor may have to the Company (excepting any liability for death or injury to persons required to be insured under a workers’ or workmen’s compensation policy of insurance) as a result of, or in respect of, any failure by the Contractor or the Contractor’s employees, agents, consultants or subcontractors to exercise due skill and care in doing any of the Work under the Contract or in performing any of the Contractor’s other obligations under this Contract or in otherwise providing services in relation to the foregoing;

(b)	with a limit of liability of not less than $10,000,000 for any one claim and a deductible not exceeding $50,000;

(c)	unless the parties agree otherwise in writing and subject to clause 10.4.3, the insurance is to be maintained for a period from the date at which the first professional activity or duties were undertaken in respect of the Works until 6 years from date at which the plant is commissioned and accepted in commercial operation by the Company.
10.4.2 Extensions
The Contractor will use its best endeavours to ensure that the professional indemnity insurance policy contains:
(a)	a provision for one automatic reinstatement of the limit of liability in the event of a claim under the policy; and

(b)	a retroactive date of not later than the date at which the first professional activities and duties were performed by the Contractor in respect of the Stage Two Works including pursuant to the “Instruction to Proceed” dated 13 November 2006.
10.4.3 Renewal
The professional indemnity insurance policy is to be maintained for a period of 6 years in accordance with clause 10.4.1(c) provided that prior to the commencement of each new year of insurance, the Company reimburses the Contractor for the cost of the policy for the upcoming new year in accordance with the terms of this Contract. If in any year the Company fails to so reimburse the Contractor for the cost of taking out the policy, then without prejudice to any other remedies that the Contractor may have against the Company on account of any such failure, the Contractor will not be obliged to take out or renew such insurance in future years until any unpaid premiums due to be reimbursed have been paid.

10.5 Marine Transit
The Contractor shall effect and maintain or cause to be effected and maintained Marine Transit Insurance for equipment and goods to be incorporated into the Works for the purpose of this Contract for air, land and sea transit risks anywhere in the world to Site and where applicable, return.
10.6 Conditions applicable to insurances
10.6.1 Proof of Insurance
(a)	Insurances shall be effected by the Contractor before the commencement of risks to which the insurance relates with insurers and in terms approved by the Company whose approval shall not be unreasonably withheld or delayed and shall be kept in force as required hereunder.

(b)	The Contractor shall ensure that each policy of insurance effected by it as required hereunder shall contain provisions reasonably acceptable to the Company that will:
(i)	Require the Insurer to accept the term ‘Insured’ as applying to each of the persons comprising the Insured as if a separate policy of insurance had been issued to each of them subject to the overall sum insured not being increased thereby.

(ii)	Require the Insurer, whenever the Insurer gives to or serves upon the Contractor a notice of cancellation or any other notice under or in relation to the policy, at the same time to inform the Company in writing that the notice has been given to or served upon the Contractor.

(iii)	Provide that a notice of the occurrence of an event out of which the particular insured giving the notice, alleges it has suffered or could suffer loss or damage shall be accepted by the Insurer as a notice of that occurrence given by all the Insured.
(c)	The Contractor shall whenever required by the Company make available for inspection by the Company the policies of insurance effected by the Contractor for the purpose of complying with its obligations hereunder and the receipts for payment of the current premiums or such other evidence of insurance as may be requested by the Company.
10.6.2 Renewal
If the Contractor fails to effect or to keep in force any of the insurance which he is required by the Company to effect, the Company may effect and keep in force any such insurances and pay such premiums as may be necessary for that purpose but will not be entitled to recover as a debt due from the Contractor the amount so paid except where the Contractor is responsible for the expense of a particular insurance pursuant to the terms of this Contract.
10.6.3 Claims
If an event occurs which in the opinion of the Contractor may give rise to a claim involving the Company and/or its employees, agents or consultants under the policy of insurance effected by the Company or the Contractor as required hereunder, it shall notify the Company and shall ensure that the Company is kept fully informed of subsequent action and developments concerning the claim.

The effecting and keeping in force of insurance as required hereunder shall not in any way limit the responsibilities and obligation of the Contractor under any provisions of the contract, including the indemnifications under Clause 7.
10.6.4 Deductibles
The Contractor will be responsible for the payment of any deductible or excess payable in connection with any claim made in respect of any loss or risk covered by an insurance policy effected under this clause 10 provided that the loss or damage the subject of the claim does not result directly or indirectly from the default or negligence of the Company in which case the Company will be responsible for such a payment.
11. INSURANCES TO BE TAKEN OUT BY THE COMPANY
The Company shall effect and maintain with reputable and substantial Insurers, the insurances as set forth in the following Subclauses.
11.1 Works Insurance
11.1 (a) Contract Works Insurance
Contract works all risks insurance in the name of the Company, Contractor and Sub-contractors in respect of the Works to be performed pursuant to the Contract including cover for materials and goods stored off-site, against the risks of loss, damage or destruction caused by insurable risks including loss, damage or destruction by earthquake, fire, flood, lightning, storm and tempest, theft, malicious damage for the full reinstatement value (including consultant’s fees and removal of debris) of the Works. This insurance is to be maintained in full force and effect until the expiry of the Defects Liability Period.
11.1 (b) Third Party Liability Insurance
Third Party Liability insurance in the name of the Company, Contractor and sub-contractors with a limit of indemnity of not less than $20 million for any one occurrence, which covers liability in respect of:
(i)	loss of, damage to, or loss of use of, any real or personal property; and

(ii)	the personal injury of, disease or illness (including mental illness) to, or death of, any person (other than liability which the law requires to be covered under any statute relating to workers’ or accident compensation or automobile liability), arising anywhere in Australia out of the performance of Works under this Contract. This insurance is to be maintained in full force and effect until 12 months after the expiry of the Defects Liability Period.

11.2 Insurance of Employees
Before commencing the Works, the Company shall ensure that a suitable insurance policy is taken out giving cover to itself against any liability, loss, damage, claim, demand, action suit or proceedings, costs and expenses whatsoever arising under any statute or other legislative provision, including any statute or such provision relating to injury or the death of any person employed by the Company in or about the execution of the Works under this Contract. This insurance is to be maintained in full force and effect for the duration of the Contract.
11.3 Conditions applicable to insurances
11.3.1 Proof of Insurance
(a)	Insurance shall be affected by the Company before the commencement of risks to which the insurance relates with insurers and in terms approved by the Contractor whose approval shall not be unreasonably withheld or delayed and shall be kept in force as required hereunder.

(b)	The Company shall ensure that each policy of insurance effected under clause 11.1 shall contain provisions reasonably acceptable to the Contractor that will:
(i)	Require the Insurer to accept the term ‘Insured’ as applying to each of the persons comprising the Insured as if a separate policy of insurance had been issued to each of them (subject to the overall sum insured not being increased thereby).

(ii)	Require the Insurer, whenever the Insurer gives to or serves upon the Company a notice of cancellation or any other notice under or in relation to the policy, at the same time to inform the Contractor in writing that the notice has been given to or served upon the Company.

(iii)	Provide that a notice of the occurrence of an event out of which the particular insured giving the notice, alleges it has suffered or could suffer loss or damage shall be accepted by the Insurer as a notice of that occurrence given by all the Insured.
(c)	The Company shall when ever required by the Contractor make available for inspection by the Contractor the policies of insurance effected by the Company for the purpose of complying with its obligations hereunder and the receipts for payment of the current premiums or such other evidence of insurance as may be requested by the Contractor.

(d)	The policies referred to under 11.1 (a) and (b) shall be in the Joint Names of the Company, Contractor and subcontractors of any tier for their respective rights and interests.
11.3.2 Claims
If an event occurs which in the opinion of the Company may give rise to a claim involving the Contractor and/or its employees, agents or consultants under the policy of insurance effected by the Company under 11.1 (a) or (b) or the Contractor as required hereunder, it shall notify the Contractor and shall ensure that the Contractor is kept fully informed of subsequent action and developments concerning the claim.
The effecting and keeping in force of insurance as required hereunder shall not in any way limit the responsibilities and obligation of the Company under any provisions of the Contract, including the indemnifications under Clause 9.

11.3.3 Deductibles
In respect to the Works Insurance as required to effected by the Company in Clause 11.1 (a) & 11.1 (b), where it can be established that a claim arises directly or indirectly from the default or negligence of a Named Insured under the policy, such party shall be responsible for the payment of the deductible in connection with any claim made in respect of any loss or risk covered by an insurance policy effected under clause 11.1.
If more than one Named Insured under the policy contributed to a loss or where a loss did not arise from the default or negligence of any of the Named Insured under the policy, payment of the deductible in connection with any claim made in respect of any loss or risk covered by an insurance policy effected under clause 11.1 shall be equally apportioned to the Company and the Contractor.
12. ENVIRONMENTAL PROTECTION
The Contractor shall perform the Work in compliance with the document “Employee and Contractor Obligations, Environmental Responsibilities and Public Relations” set down for the Site by the Company’s Community and Environment Manager. A copy of the document is annexed to this Contract and the Contractor shall fully inform itself of the requirements of such document.
13. WARRANTY
The Contractor will supply and install the equipment necessary to liberate gold from gravity concentrates as outlined in the Scope of Work in Schedule 1, the Process Description in Schedule 3 and Design Criteria in Schedule 4.
Notwithstanding anything else in this contract, the design metallurgical performance of the processing facility is based on laboratory testing on concentrate samples supplied by the Company. If there is a change to the character of the ore or gold sulphide treated in this facility, and if this change has adverse effects on the performance of the facility then the Contractor will not be held responsible for this change in performance.
The Contractor will use its best endeavors to ensure that the workmanship, design and equipment selection follows sound engineering principles and that the design is flexible enough to cope with a reasonable degree of ore or gold sulphide change. The Contractor will assist the Company to achieve design recovery and throughput from the facility.
Where equipment is procured by the Contractor, the Contractor will ensure the equipment is supplied with a suitable warranty. The Contractor will warrant its own equipment until the expiry of the Defects Liability Period and will hold accountable any subcontractors engaged by them for a high quality of workmanship.
Should there be a situation where the performance of the plant is lower than design in terms of recovery, throughput or environmental compliance (except in situations out of the Contractor’s control, such as those mentioned above) the Contractor will, at its expense, make every effort to remedy this situation.
The Contractor warrants that work will be conducted in accordance with all legislative and industry standards and that the plant design and construction will be fully compliant with the International Cyanide Code and all relevant Australian Standards.

14. COMMISSIONING
The Contractor shall advise the Company’s Representative a minimum of twenty four (24) hours before the time of any commissioning of the Works and shall adhere to proper practices and manufacturer’s recommendations in commissioning.
14A. DEFECTS LIABILITY
14A.1	In this Contract the “Defects Liability Period” means the period commencing on the date agreed in writing between the parties as being the date upon which the Works achieved Mechanical Completion or, where the parties are unable to agree, the date determined pursuant to the dispute resolution procedures in clause 29 of this Contract as the date upon which the Works achieved Mechanical Completion, and expiring on the date 12 months after the date of Mechanical Completion.

14A.2	At any time prior to the expiry of the Defects Liability Period, the Company or the Company’s Representative may in writing require the Contractor, at the cost of the Contractor, to rectify within no less than 14 days (except in the case of an emergency or situation of imminent peril, in which case the Contractor will be required to immediately rectify) any omission or defect in the Works existing at the commencement of the Defects Liability Period or which becomes apparent prior to the expiration of the Defects Liability Period, except where the omission or defect is insubstantial or trivial. The Company will immediately (within reasonable limits) notify the Contractor of any mechanical defects which may affect the integrity of the equipment. If the Contractor has not rectified the identified (but not insubstantial or trivial) omission or defect (as the case may be) within the time required by the Company, then the Company may itself rectify, or engage others on its behalf to rectify, the defect or omission and the reasonable costs of doing so will be the responsibility of the Contractor.

14A.3	Upon the rectification of any defect or omission, there will be no new Defects Liability Period created in respect of the rectified Works unless otherwise agreed in writing between the parties. For the avoidance of doubt the rectified Works remain subject to the initial Defects Liability Period.
15. LAWS, REGULATIONS, ETC
The Contractor shall comply with the provisions of all laws (Federal, State or Municipal) and all lawful requirements and any changes thereto, and regulations of the Company and any changes thereto notified in advance in writing to the Contractor, in any way affecting or applicable to the Work or its performance including, without limitation, the safety of the Work and of persons on or in the vicinity of the Site, security, the environment, industrial relations, and the Site generally, The Contractor shall ensure that its employees and subcontractors agree also to be so bound.
16. ACCESS TO SITE
The Contractor shall obtain the written permission of the Company’s Representative before causing or allowing access to the Site, allowing or doing Work other than during normal working hours, using or storing explosives or excavating in or around the Site.

17. PERFORMANCE BY CONTRACTOR
17.1 Company Representative
The Company will personally supervise the execution of the Work and any activities relating to the Work by having the Company’s Representative present on Site or at other places at which activities relating to the execution of the Work are taking place.
The Company will notify the Contractor in writing of the name of the Company Representative and of any subsequent changes.
Matters within the knowledge of the Company Representative will be deemed to be within the knowledge of the Company.
17.2 Instructions to Contractor
The Contractor shall obey and comply with all reasonable demands, decisions and directions of, and notices given by the Company or the Company’s Representative pursuant to the Contract. Unless otherwise specifically provided in this Contract the Contractor shall supply all labour, tools, equipment, transport and medical care for its workforce, and other services necessary for it to complete the Work in accordance with this Contract. The Company’s facilities shall not be available to the Contractor unless otherwise specifically provided in this Contract. The Contractor shall at all times maintain its work areas in an orderly and safe condition, and on completion leave work areas fit for immediate use. The Contractor shall perform all work as an independent Contractor and not as an agent or employee of the Company. The Contractor shall observe the provisions of all applicable occupational health and safety legislation.
18. SIDE BY SIDE WORK
The Contractor shall permit the performance of work by other contractors or workmen at the Site, and shall not in any way impede the simultaneous execution of their several works with its own. If the Contractor suffers loss of time or incurs additional cost through interference by any other workmen at the Site and such lost time or additional costs could not have been mitigated, the Contractor shall be entitled to a reasonable increase in the total fixed contract price as may be agreed between the Contractor and the Company’s Managing Director or the Company’s Representative or failing agreement, as finally determined in accordance with clause 29.
19. INDUSTRIAL RELATIONS
The Contractor shall ensure that the wage rates and conditions as ruling at the time by any applicable legislation are paid to or provided for its employees and for the employees of other contractors managed by the Contractor, as applicable in the State of Victoria. The Contractor shall observe the provisions of any industrial relations directive or advice that the Company may issue to the Contractor.
The Contractor shall prepare an Employee Relations Management Plan in consultation with the Company. The Contractor shall comply with the Employee Relations Management Plan and shall ensure that each of the contractors managed by the Contractor comply with the Employee Relations Management Plan.
Under no circumstances will the Contractor be entitled to an additional payment in respect of any delays, disruptions or costs or damages caused by industrial action.
The Contractor will be required to comply with the Industrial Relations requirements which are detailed in Schedule 8.

20.	CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY
20.1 Confidential Information
The parties shall keep secret and confidential and shall not disclose to any third party, without the prior written consent of the other party, any information, data, specifications, drawings, reports, accounts of other documents supplied or made available by one party to the other party or brought into existence by the other party in or for the purpose of the Contract or relating to the business or affairs of a party and the parties shall take such reasonable precautions as may be necessary to prevent such disclosure, including obtaining confidentiality agreements from its employees, agents and subcontractors. These obligations shall survive the term or termination of the Contract.
This clause will not apply to information which is:
(a)	required to be disclosed by law; or

(b)	at the time of disclosure publicly available other than by a breach of this clause by a party.”
20.2 Intellectual Property
(a)	All rights, title and interest in any new intellectual property developed by the Contractor in the course of performing the Works will be assigned to and belong to the Contractor.

(b)	If the services provided by the Contractor to the Company in the course of undertaking the Works embody any intellectual property of the Contractor, then the Contractor will grant to the Company a non-exclusive non transferable royalty-free licence to use the Contractor’s intellectual property in order to carry out operation, installation and maintenance of the Works.

(c)	In this clause, “intellectual property” includes without limitation any rights in any copyright work (including moral rights and any work or item or moral right created in the future), patentable invention, design, circuit layout, trademark, know-how, trade secret or, improvements or modifications to any of the foregoing.
20.3 Moral Rights
References to ‘moral rights’ under this clause 20.3 have the same meaning and effect given to that expression under the Copyright Act 1968 (Cth) as amended from time to time and according to any applicable laws whether under statute or otherwise in respect of such rights which may come into force or otherwise have effect after the execution of this Contract.
Further, references to ‘moral rights’ include but are not limited to moral rights subsisting in any building, structure, part of a building or structure, plan instruction, design, interior design, sketch, document, documents or other work made, created, prepared, provided or procured as part of the performance of this Contract.
The Contractor hereby agrees and irrevocably consents to waive its right to make or bring any claim, demand, action, suit or proceeding arising out of or in connection with any purported or actual infringement by the Company or any other person or party of any moral rights of the Contractor, its employees or consultants, that would impact upon the Company’s right to modify, upgrade or demolish the Stage 2 Leaching Plant at any time after the earlier of the expiry of the Defects Liability Period or the termination of the Contract.
20A VARIATIONS TO THE WORK SCOPE
The Company may reasonably request (in writing) the Contractor to vary the scope of the Works (by way of an increase or decrease or to substitute an alternative) and the Contractor is obliged to carry out the varied works as directed.
Any costs associated with variations to the work scope will be agreed by both parties in writing prior to any change being made and the total fixed contract price will be adjusted accordingly.
In the event of a decrease in the Works, any such adjustment will take into account work already then carried out by the Contractor with respect to the subject matter of the decrease.
The parties shall agree in writing any appropriate extension of time that is to be applied to any varied works.
Should the parties be unable to agree the cost or extension of time entitlement relating to varied works then the decision will be decided pursuant to the dispute resolution provisions of clause 29 of this Contract.
21. TERMINATION FOR DEFAULT
21.1 Breach of Payment Obligation
If either party commits a material breach of its payment obligations under this Contract and fails to remedy that breach within 15 days after being required to do so in writing, the other party may terminate this Contract immediately by notice to the party in default.
For the avoidance of doubt, it is not a material breach of the payment obligations under this Contract if a party fails to pay any part (including all) of a claimed amount that the party, for bona fide reasons, disputes that the claimant is entitled to and has notified the claimant of this fact in writing prior to the expiry of the 15 days referred to in the paragraph above. In such circumstances, a party will only commit a material breach of its payment obligations under this Contract and will have failed to remedy that breach if the party fails to pay the claimant that part of the genuinely disputed amount that is ultimately determined or agreed pursuant to the dispute resolution procedures of clause 29 of this Contract as payable to the claimant within 15 days of the final determination or agreement.
If a party commits a breach of its payment obligations under this contract, it must pay interest to the other party at the rate of 8% per annum calculated on a daily basis from the date payment is due until the date of payment. For the avoidance of doubt, this obligation also applies where a payment dispute is resolved pursuant to Clause 29.
21.2 Breach of Other Obligations
(a)	If a party commits a material breach of an obligation under this Contract (other than any obligation covered under clause 21.1) (“Defaulting Party”) the other party may give the Defaulting Party a notice (“Default Notice”) specifying:
(i)	that a material breach has occurred;

(ii)	setting out reasonable details of the event or circumstances constituting the material breach; and

(iii)	a reasonable period of time (not being less than 30 days) in which to remedy the breach (the “Remedial Period”).
(b)	Within 14 days of receipt of a Default Notice, the Defaulting Party must provide to the other party a plan by which that party proposes to remedy the material breach specified in the Default Notice within the Remedial Period (“Remedial Plan”).

(c)	Following receipt of the Default Notice, the Defaulting Party will be permitted to remedy the material breach within the Remedial Period and in accordance with the Remedial Plan.

(d)	If the Defaulting Party requires an extension to the Remedial Period, it may, not later than the expiration of the current Remedial Period, provide to the other party:
(i)	a revised Remedial Plan; and

(ii)	evidence that the material breach cannot, with reasonable diligence, be remedied within the current Remedial Period.
(e)	The other party may not unreasonably refuse to grant an extension of the Remedial Period.

(f)	If the Defaulting Party commits a material breach and the material breach is not remedied within the Remedial Period then, the other party may terminate this Contract immediately by written notice to the Defaulting Party.
22. CANCELLATION OR SUSPENSION
(a)	The Company may at any time by written notice suspend or cancel all or any part of the Work for any reason whatsoever. The notice to suspend or cancel all or part of the Work must clearly state that it is given pursuant to this clause and whether the Work is being suspended or cancelled. Upon receipt of a notice of suspension or cancellation, the Contractor shall cease all Work in accordance with and to the extent specified in the notice and shall immediately do everything reasonably possible to mitigate any costs incurred consequent upon such cancellation.

(b)	Should the Company exercise its rights under sub-clause 22(a), the Contractor will be entitled to be compensated for all previously unpaid costs and expenses incurred by the Contractor prior to the suspension or cancellation plus for all future costs and expenses that the Contractor could not reasonably mitigate plus in the event of cancellation only, a reasonable amount for the Contractor’s expected lost profit on the deleted work. Other than as set out above, and subject to sub-clause 22(d), this clause sets out the Contractor’s sole entitlement to compensation for costs and expenses arising from the Company’s exercise of its rights under sub-clause 22(a) should the Company elect to do so.

(c)	Subject to sub-clause 22(d), in the event that the Company elects to suspend the Works, the Company at may anytime issue a further notice to the Contractor requiring the Contractor to recommence the Works. Within 14 days of receipt of such a further notice, the Contractor must then recommence the Works.

(d)	If the Company has issued a notice to suspend pursuant sub-clause 22(a) and 120 days has passed without the Company issuing a further notice to recommence the Works pursuant to sub-clause 22(c), then either party may by notice given to the other party terminate this Contract. In the event of such a termination, the rights of the parties are to be determined as if the Company issued a notice to cancel the Contract pursuant to sub-clause 22(a) on the date that the party issued the notice to terminate pursuant to this sub-clause 22(d) however under no circumstance is the Contractor entitled to be paid for any future costs or expenses that have already been compensated for by the Company upon the suspension of the Works.
23.	PAYMENT
The Contractor shall invoice the Company for payment in accordance with the following progress payment entitlements:
•	First Progress Payment: The Contractor shall issue a payment claim for the amount of exclusive of GST, this amount being equal to of the total fixed contract price of the Works as outlined in clause 5, on receipt of a purchase order by the Company to the Contractor to commence work.

The Contractor acknowledges this amount has been invoiced and paid by the Company.

•	Second Progress Payment: The Contractor shall issue a payment claim prior to the , for the amount of exclusive of GST, this amount being equal to of the total fixed contract price of the Works as outlined in clause 5.

The Company will make payment to the Contractor on the , provided that;
The Contractor presents the Company with a project schedule that is acceptable to the Client, which outlines the key milestones and dates required for successful delivery of the Project. This schedule will specify a final completion date no later than that shown in schedule 6 and will be used to track progress and assess the Contractor’s performance against plan.
The Contractor is proceeding with the Works with reasonable diligence and without delay.
•	Further Progress Payments (Module Payments): The Contractor shall be entitled to issue the further module payment claims, being the Concentrate Grinding Module Payment, the Leaching Module Payment, the Resin Module Payment, the Detox Module Payment, the Reagents Module Payment, the General Module Payment and the Earthworks and Concrete Module Payment. These payments, in the aggregate represent a total value equal to of the total fixed contract price of the Works as outlined in clause 5, subject to the following terms:

Condition of payment: For the purpose of this clause, a pre-requisite for the payment of a module payment claim is that the module has first successfully passed all appropriate factory testing and is ready for dispatch to the BGF Site. In the case of the Earthworks and Concrete Module, a pre-requisite for payment is the completion of construction on the Company’s site.

Payment Claim Procedure: The payment claim procedure applicable to the Further Progress Payments (Module Payments) is as set out under the heading “Progress Payment and Claim Procedure” below.

(A)	Concentrate Grinding Module Payment: The Contractor shall be entitled to issue a payment claim of exclusive of GST, on the later to occur of the following:
a)	;or

b)	the completion of construction and satisfactory testing of the Concentrate Grinding Module at the Contractor’s premises.
(B)	Leaching Module Payment: The Contractor shall be entitled to issue a payment claim of exclusive of GST, on the later to occur of the following:
a)	;or

b)	The completion of construction and satisfactory testing of the Leaching Module at the Contractor’s premises.
(C)	Resin Module Payment: The Contractor shall be entitled to issue a payment claim of exclusive of GST, on the later to occur of the following:
a)	;or

b)	the completion of construction and satisfactory testing of the Resin Module at the Contractor’s premises.
(D)	Detox Module Payment: The Contractor shall be entitled to issue a payment claim of exclusive of GST, on the later to occur of the following:
a)	;or

b)	the completion of construction and satisfactory testing of the Detox Module at the Contractor’s premises.
(E)	Reagents Module Payment: The Contractor shall be entitled to issue a payment claim of exclusive of GST, on the later to occur of the following:
a)	;or

b)	the completion of construction and satisfactory testing of the Reagents Module at the Contractor’s premises.
(F)	General Module Payment: The Contractor shall be entitled to issue a payment claim of exclusive of GST, on the later to occur of the following:
a)	;or

b)	the completion of construction and satisfactory testing of the General Module at the Contractor’s premises.

(G)	Earthworks and Concrete Module Payment: The Contractor shall be entitled to issue a payment claim of exclusive of GST, on the later to occur of the following:
a)	;or

b)	the completion of earthworks and concrete construction on the Company’s site.
•	Final Progress Payment: The Contractor shall be entitled to issue a payment claim for the amount of exclusive of GST, this amount being equal to of the total fixed contract price of the Works as outlined in clause 5,on the later to occur of the following:
(a)	;or

(b)	completion of construction of the Project.
For the purpose of the Final Progress Payment, “completion of construction of the Project” means that Mechanical Completion and commissioning has been achieved and all punchlist works are complete for the purpose of Handover as described in Item 18 of the Project Scope of Works in Schedule 1.
Any adjustments to the total fixed contract price which were not paid as part of a Further Progress Payment (Module Payment) will be paid as part of the Final Progress Claim and will be added to the amount quoted above as representing    of the total fixed contract price unless otherwise agreed in writing.
Payment Claim Procedure: The payment claim procedure applicable to the Final Progress Payment is as set out under the heading “Progress Payment and Claim Procedure” below.
Progress Payment and Claim Procedure: Payment claims for either the Further Progress Payment (Module Payment) or the Final Progress Payment shall be in a form approved by the Company, shall show the Contract number and shall be accompanied by accurate verification as reasonably required by the Company to assess the payment claim.
The Contractor’s right to issue the Final Progress Claim under this clause 23 is subject to the Contractor providing the Company written confirmation or such other reasonably satisfactory evidence as is agreed by the Company, that:
(a)	the Contractor has met its payment obligations to its employees, subcontractors and suppliers; and

(b)	the Contractor has paid for any item of unfixed plant, equipment and materials (notwithstanding that the item has not been incorporated into the Works) and is free from any retention of title clause or similar charge, lien or legal provision having the same effect and all encumbrances.
If the Company does not agree to pay the full amount claimed in a Further Progress Payment (Module Payment) payment claim or the Final Progress Claim payment claim, then the Company must, within 10 business days of receiving the relevant Further Progress Payment (Module Payment) or the Final Progress Claim payment claim, issue a “payment schedule” to the Contractor that:

(i)	identifies the relevant Further Progress Payment (Module Payment) or Final Progress Claim payment claim that it is responding to;

(ii)	indicates the amount of the payment (if any) that the Company proposes to pay in respect of the Further Progress Payment (Module Payment) or Final Progress Claim, (the “scheduled amount”); and

(iii)	indicates why the scheduled amount is less than the claimed amount, and, if the scheduled amount is less than the claimed amount because the Company is withholding payment for any reason, states the reasons for withholding payment.
Where a payment schedule in respect of a Further Progress Payment (Module Payment) payment claim or the Final Progress Claim payment claim,
(I) has not been issued within the time provided above, payment of the amount claimed in the relevant Further Progress Payment (Module Payment) or Final Progress Claim payment claim; or
(II) has been issued within the time provided above, payment of the scheduled amount of the relevant Further Progress Payment (Module Payment) or Final Progress Claim payment claim, shall be made by the Company within thirty (30) days of the relevant Further Progress Payment (Module Payment) payment claim or the Final Progress Claim payment claim being received by the Company.
If any amount payable by the Company to the Contractor pursuant to this clause is not paid within 7 days after the date on which such amount becomes due for payment under this Contract, the Contractor may, without prejudice to any of its other rights and remedies, by written notice to the Company suspend the progress of the Work until such payment is received.
Subject to law, any suspension of the Works for the failure to pay an amount claimed is not permitted in relation to an amount claimed in a payment claim that is not certified as payable in any payment schedule issued within the time provided above, unless and until 7 days after it is agreed or determined (by way of Adjudication or pursuant to the dispute resolution procedures of clause 29 of this Contract) that the amount in dispute is payable to the Contractor. The Company will be responsible for any delays, additional costs or expenses caused or arising as a consequence of the Contractor validly suspending the progress of the Work pursuant to this clause.
24.	CONTRACTORS RIGHTS UNTIL PAID
Until the full balance of the contract price has been paid (excluding any disputed amounts that are the subject of a clause 29 dispute):
     (a) The Contractor retains legal ownership of the equipment to be supplied pursuant to the Contract (“the Goods”);
     (b) If the Company takes custody of the Goods, the Company retains them as the Contractor’s fiduciary agent and bailee;
     (c) The Company must not sell or part with possession of the Goods. If the Company does, it does so as the Contractor’s fiduciary agent. The Company cannot by contract or otherwise render the Contractor liable to a third party. The Company will hold as the Contractor’s beneficial property that part of the proceeds of sale which represents the price of the Goods.

     (d) The Company must not substantially alter the Goods.
(e)	The Contractor may appropriate any other payments made by the Company to the account with respect to those goods notwithstanding any other arrangement between the Contractor or direction by the Company to the contrary.
     (f) If the Company uses the goods in a manufacturing or construction process of the Company or some other party, the Company will hold on trust for the Contractor that part of the proceeds of that process which relates to the Goods. That part will be deemed to be equal in dollar terms to the amount owing by the Company to the Contractor at the time of the receipt for the proceeds. In this sub-clause 24(f), “proceeds” includes without limitation:
(i) the result of the Company’s manufacturing process, in its hands;
(ii) book debts owing to the Company with respect to the asset specified in sub-clause (i), but not if that would give rise to a charge which ought to be registered under the Corporations Act;
(iii) funds in the Company’s hands representing the sale of the asset specified in sub-clause (i);
(iv) book debts owing to the Company by a third party who has used the Goods in a manufacturing or other process, but not if that would give rise to a charge which ought to be registered under the Corporations Act; and
(v) funds in the Company’s hands, paid by a third party who has used the Goods in a manufacturing or other process.
25.	LAW APPLICABLE
The parties accept the laws of the State of Victoria as the proper law of this Contract and the parties both agree to submit to the jurisdiction of the Courts of the State of Victoria and of courts, which may hear appeals there from.
26.	SECURITY OF CONTRACTOR’S PLANT AND EQUIPMENT
The Contractor shall remain responsible for the security of its plant and equipment whether operated or stored on the Site or any other premises of the Company except where such plant and equipment is in the exclusive possession, custody or control of the Company in which case the Company will be responsible. For the avoidance of doubt, the presence of the Contractor’s plant and equipment on the Site or any other premises of the Company does not of itself mean the subject plant and equipment is in the Company’s exclusive possession, custody or control.
27.	HEALTH AND SAFETY
The Contractor must manage occupational health and safety within the area in which the Work is carried out in accordance with the Company’s Health and Safety Management System and all applicable occupational health and safety legislation.
The Contractor and its employees must comply with all instructions given by the Company’s registered mine manager.

28.	GST
28.1	Unless otherwise expressly stated, all prices or other sums payable or consideration to be provided under this Contract are exclusive of GST.

28.2	If under this Contract there is a supply by one party (“Supplier”) to another party (“Recipient”) for the purposes of the GST Law which to any extent is subject to GST under the GST Law then:
(a)	the Recipient must pay to the Supplier an amount equal to the GST payable on the taxable supply (“GST Amount”). The Recipient must pay the GST Amount in addition to and at the same time as payment for the taxable supply is required to be made under this Contract; and

(b)	the Supplier must provide the Recipient of the supply a valid Tax Invoice or Adjustment Note at or before the time of payment and do all other things that may be reasonably required to enable the Recipient to claim an Input Tax Credit under the GST Law in respect of the taxable supply made pursuant to the provisions of this Contract.
28.3	If there is a supply by any party that is a taxable supply for the purposes of the GST Law and which does not result in the Recipient paying monetary consideration to the Supplier then such a supply shall be deemed to have been made for its GST Exclusive Market Value and the Recipient of the supply shall immediately pay the Supplier a sum of money equal to the difference between the taxable supply’s GST Inclusive Market Value and its GST Exclusive Market Value at the time the supply is made.

28.4	Terms used in this clause that are defined under the GST Law have the same meanings given to those terms under the GST Law.
29.	DISPUTE RESOLUTION
29.1	Negotiation
If a dispute arises between the parties relating to or arising out of this Contract, then within 14 days of a party in writing notifying the other party of a dispute, senior representatives from each party must meet and attempt to resolve the dispute acting in good faith and using reasonable endeavours.
29.2	Mediation
If a dispute arising under this Contract is not resolved within 14 days of notification of the dispute under sub-clause 29.1, the parties will, if mutually agreed, submit the matter to mediation before a mediator appointed by the president of the Law Institute of Victoria or his/her nominee. The costs of the mediation will be borne equally between the parties. The mediation process will cease if the dispute is not settled within 30 days of the mediator being appointed, or such longer period as the parties may agree in writing.
29.3	Arbitration
If a dispute arising under this Contract is not resolved under clause 29.2 (or if no agreement is reached to refer the dispute to mediation within 14 days of notification of the dispute under clause 29.1 regardless of whether the meeting referred to in clause 29.1 has taken place, (unless otherwise agreed in writing), either party wishing to resolve the dispute must by written notice to the other refer the dispute to arbitration for determination by a single arbitrator appointed pursuant to the Commercial Arbitration Act 1984 and subject to The Institute of Arbitrators & Mediators Australia Rules for the Conduct of Commercial Arbitrations. The site of the arbitration is to be Melbourne. Each party consents to the other being legally represented at such an arbitration. The decision of the arbitrator with regard to the dispute will be binding upon the parties.
29.4 Court Proceedings
Nothing in this Contract prevents any party commencing court proceedings to seek appropriate injunctive or other interlocutory relief to preserve property or rights or to avoid losses that are not compensable in damages.
30.	GOOD FAITH
The parties must:
At all times act in good faith towards each other with respect to the subject matter of this Contract; and
Do all things, including signing all deeds, agreements or other documents reasonably necessary or desirable to enable the other party to obtain its intended benefit under this Contract and the transactions contemplated by it.
31.	SURVIVAL
Neither completion of the Works, nor termination of this Contract, will affect any provisions of this Contract which by their nature survive completion of the Works or termination of this Contract, including, without limitation, all warranties and obligations of indemnity or confidentiality and insurance.
32.	NOTICES
All notices and other communications provided for or permitted under this Contract must be in writing, and sent by certified or registered mail with postage prepaid, by hand delivery, or by facsimile transmission as follows:
(a)	if to the Company, to it at:
(i)	the address of 10 Woolshed Gully Drive, Ballarat, Victoria 3350; or

(ii)	facsimile No .
(b)	if to the Contractor, to it at:
(i)	the address of ;or

(ii)	facsimile No .
or to such other address or person as either party may specify by notice in writing to the other. All such notices or communications shall be deemed to have been duly given or made:
(i)	two business days after being deposited in the mail with postage prepaid,

(ii)	when delivered by hand, or

(iii)	if sent by facsimile transmission, when a receipt is generated by the sender’s facsimile machine confirming the successful transmission of the entire document,

but if the result is that a notice would be taken to be given or made on a day that is not a business day in the place to which the notice is sent or if later than 4pm (recipient’s local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.
EXECUTED as an agreement.
EXECUTED by
BALLARAT GOLDFIELDS NL
(ABN 50 006 245 441)
in accordance with s127(1) of the
Corporations Act 2001 (Cth):

/s/ W.Ozga Signature of director	/s/ Amber Rivamonte Signature of director/secretary

W.Ozga	Amber Rivamonte

Name of director (please print)	Name of director/secretary (please print)

EXECUTED by
GEKKO SYSTEMS PTY LTD
(ABN 77 064 618 293)
in accordance with s127(1) of the
Corporations Act 2001 (Cth):

/s/ Alexander Lewis-Gray	/s/ Elizabeth Lewis-Gray

Signature of director	Signature of director/secretary

Alexander Lewis-Gray	Elizabeth Lewis-Gray

Name of director (please print)	Name of director/secretary (please print)
26/3/07

SCHEDULE 1
SCOPE OF WORK

Scope of Works for	Date:
Stage Two Plant Expansion
by Gekko Systems Pty Ltd	Signatories:
for Ballarat Goldfields NL
Gekko: Sandy Gray

Ballarat Goldfields: Mark Davies
Item

1	Preamble

Gekko Systems (Gekko) is being contracted to design, procure, deliver, install and commission a processing facility to enable the recovery of gold from sulphide concentrates, commonly referred to as Stage Two. These concentrates are presently being produced by an existing plant previously supplied by Gekko and known as Stage One.

Gekko will be paid an agreed total fixed price for all items contained within this scope of work.

An indicative project schedule has been proposed. It is not fixed due to the wish of both parties to achieve the best quality outcome at the lowest possible price.

The scope of work is based on Gekko Systems document CE1030-BGF-Stage 2 Proposal for Stage 2 Plant Expansion — Revision 2 dated 3/11/06.

2	Key Project Goals
•	Nil injuries, incidents or property damage

•	Nil environmental or community impacts

•	International Cyanide Code compliant installation

•	Commissioning Q4 2007

•	High quality plant with rapid achievement of design parameters

•	Ability to de-couple Stage Two from Stage One to maintain operations (run via concentrate stockpiles)
3	Standards of Compliance

Gekko will ensure that the plant and equipment complies with:
•	All relevant Australian Standards

•	The requirements of the International Cyanide Code

•	All internal BGF Operating Requirements

Item

Environment & Community

Gekko and all contractors under its control will at all times comply with the BGF Standard Environmental Conditions as defined in Schedule 2.

Any situations which could have potential impacts on the environment or community are to be discussed and approved by BGF prior to the commencement of any such activity.

Occupational Health & Safety

Gekko and all contractors under it’s control will comply at all times with the elements of the BGF Safety Management System

Gekko will be responsible for the safety management of all site activities — supervision, inductions, hazard identification and reporting, incident reporting and investigation, safety auditing, toolbox meetings, isolations and permitting and workplace housekeeping standards

All persons will undertake a BGF site induction and construction induction prior to commencing work

4	Project Scope — Equipment

Gekko’s scope of work involves the addition of the following major items of equipment to the existing processing plant circuit:

Grinding Mill and Cyclone

The purpose of this equipment is to grind the current Spinner tails, Wilfley table tails, and/or stockpiled Spinner tails (at a maximum rate of 3.75 tonnes per hour) to 80 percent less than 130 microns, thus enabling a high level of gold liberation in subsequent leaching.

In Line Leaching Reactor (ILR10000CA).

To enable the leaching of gold from the ground concentrate. This unit and the subsequent equipment is designed to leach up to 49% of the gold fed to the processing plant at Design Criteria feed rate and head grade, which are 75t/h and 8.5g/t respectively.

Resin-in-column (RIC) module.

The purpose of this equipment is to upgrade the gold concentration in the ILR discharge solution, thus increasing the efficiency of the Electrowinning process.

Electrowinning Cell and Rectifier

To recover gold from the RIC strip solution into a form that can be readily smelted into bars. Smelting will be done using the existing facilities.

Cyanide destruction facilities.

This part of the plant will use the INCO process to ensure that cyanide levels in the final item

plant tailings are in compliance with environmental requirements. It is proposed to chemically reduce the cyanide content in the leach tails to 50ppm WAD cyanide, then to mix these tailings with the Gravity Plant tailings in order to produce a combined plant tailing WAD cyanide content of less than 5ppm.

Reagent storage, mixing and dosing facilities.

Several chemical reagents will be required to support the leaching and cyanide destruction modules. Facilities will be installed to safely mix, store and distribute these reagents.

5	Project Scope — Deliverables

The abovementioned equipment and facilities will be designed, procured, delivered, installed and commissioned by Gekko Systems (Gekko)

As part of its scope of work Gekko will:
•	Undertake all site preparation, earthworks, civil, structural, mechanical and electrical works required to complete the scope

•	Connect the newly installed plant and equipment into BGF’s existing process control system

•	Liaise with Orica, as supplier of reagents, to ensure safe delivery, installation and operation of reagent storage and handling systems

•	Liaise with any Consultants engaged by BGF to ensure compliance with regulatory operating conditions

•	Provide lighting to enable the safe operation of the new plant at night.

•	Provide all necessary safety signage and equipment and pipeline labelling

•	Provide site amenities for construction personnel

•	Provide training materials and operating manuals for new plant and equipment

•	Conduct training for Operations staff in the safe operation of the new facility prior to commissioning — estimate 3 weeks duration

•	Provide as built copies of all drawings and manuals necessary to operate and maintain the facilities, except where those drawings are considered commercially sensitive

•	Supply all completed commissioning check sheets

•	Offer plant optimisation assistance at a mutually convenient time after commissioning at Gekko’s standard rates

•	Source and deliver all reagent supplies necessary for the first 3 months of operation
6	Project Management

As part of its scope of work Gekko will:
•	Manage the project from design through to the end of commissioning

•	Provide a Project Manager or single point of contact within Gekko for communication & liaison of all project related matters

•	Work with BGF and Operations teams to allow input into the design of the plant.

•	Facilitate a Hazop on the design and incorporate any outcomes requested by BGF

•	Inform the client as soon as possible of any issues which may cause the indicative schedule to slip

Item
•	Run regular project update meetings attended by relevant parties (including any third parties) to ensure good communications, common alignment and resolution of issues. Frequency to be agreed with BGF.

•	Employ a system of BGF client approval on all engineering documents, drawings and operational data prior to any release for construction.

•	Brief, engage, manage and pay all Contractors as required to complete the work scope

•	Develop and run a construction safety induction for all persons performing work on site. This induction must be approved by BGF. Appropriate records must be kept.

•	Provide a full time Supervisor for all site activities — safety, site preparation, excavation, concrete works, delivery and placement of equipment, mechanical and electrical installation, commissioning and communication and consultation with Operation’s staff. Supervisor will be on site at all times during which any project activity is underway

•	Employ a system of field test certificates which formally check off each item of plant against an agreed set of standards prior to commissioning

•	Maintain and update a gantt chart schedule with end date projection on a regular basis — frequency to be agreed with BGF
7	Project Documentation

Gekko is to provide the following documentation:
•	Design Criteria

•	Project scoping document

•	Process description

•	Metallurgical balance and PID’s

•	General Arrangement Layout drawings

•	Project schedule (indicative)

•	Detailed equipment listing

•	Capital cost summary by plant area

•	Reagent schedule and first fills for 3 mths operation

•	Commercial terms

•	Statement of warranty

•	Operating & Maintenance Manuals and Procedures
8	Process Description

The plant will be designed and constructed in accordance with the process description as detailed in Schedule 3.

9	Design Criteria

The equipment and facilities for Stage Two will be designed to treat of the ore mass or of the gold fed to the processing plant in ore at an ore feed rate of and ore head grade of

The plant will meet the following design requirements:
•	Throughput capacity — of concentrate

Item
•	Throughput capacity — grams per hour gold in concentrate

•	Availability —

•	Overall Stage Two gold recovery — of gold in concentrate feed
The plant will also meet the full design criteria as detailed in Schedule 4

10	Flowsheet

The plant will be designed in accordance with the metallurgical balance and Process Flow Diagrams as defined in Gekko Systems Document CE-1030-BGF-Stage 2 Plant Expansion — Revision 2 .
Any changes to the flowsheet or Process Flow Diagram will require BGF client approval before proceeding.

11	Process and Instrumentation Diagrams

The plant design will be based on the PID’s shown in Gekko Systems Document CE-1030-BGF-Stage 2 Plant Expansion — Revision 2 .

BGF client approval will be required before PID’s are finalised and issued for construction.

12	Plant Layout

The location and layout of the plant and equipment is to be agreed by BGF prior to the commencement of any site works

13	Equipment Supply

All equipment will be supplied in accordance with the equipment listing in Schedule 5.

14	Project Schedule

An indicative project schedule has been proposed as outlined in Schedule 6. Both parties have agreed to relax project timeframe in order to minimise costs. However, the intention is to have the plant commissioned in .

15	First Fills

Gekko will source and supply the first fills necessary to sustain the operation of the plant for the first 3 months, in accordance with Schedule 7.

Cost of first fills will be the responsibility of BGF

Item

16	Exclusions:

The following items are outside the Gekko scope of work:
•	Obtaining the required regulatory approvals to allow the project to proceed

•	Cyanide Code third party review and sign off

•	Cyanide analyser procurement, installation and calibration

•	Supply of portable cyanide gas analysers

•	Supply of process analysis equipment and facilities

•	Equipment to enable the feedback of stockpiled gravity concentrates (Gekko will make provision in the ball mill design to accommodate a conveyor feed to be supplied by others)

•	The cost of first fills of reagents & supplies

•	Supply of a dedicated air compressor

•	Fire water storage and reticulation system

•	Provision of security services
17	Operating Resources:

BGF will make operating personnel available to assist with the following areas of the Project:
•	Hazop studies and design reviews

•	Liaison with Gekko site Supervisor

•	Participation in project & construction meetings

•	Operator training

•	Wet commissioning

•	Plant operation

•	Plant optimisation

•	Isolation and permitting at battery limits

•	The Plant OHS Coordinator will be available to assist the Gekko Supervisor with inductions and ensuring compliance to site standards
18	Care, Custody & Control and Handover

Care, Custody and Control (CCC) of the new plant will pass from Gekko to BGF at the point of process commissioning (the introduction of concentrate). This is a formal process and requires acceptance and sign off from BGF that all critical components of the circuit are in place and the plant is safe to operate. All priority punch list items (safety, environmental and operational) must be completed for BGF to accept CCC.

Handover will occur once all project deliverables have been satisfied, design parameters have been met and punchlist works are complete. Handover marks the end of Gekko’s involvement under this contract. Again, handover is a formal sign over to BGF.

19	Battery Limits

Upstream
•	Spinner tail discharge piping

•	Hose up water supply manifold

•	Potable water supply manifold

Item
•	Dirty water supply manifold

•	Compressed air supply manifold

•	HV electrical sub

•	Gold room sump pumps
Downstream
•	Smelting crucible

•	Detoxified tailings to final tails pump hopper

SCHEDULE 2
ENVIRONMENTAL CONDITIONS
2.1	Introduction
a.	The Contractor shall comply with specified restrictions below to minimise impacts on the environment and the community during the Project.

b.	All works must be in accordance with the Company’s Environmental Management System, Environmental Management Plan and relevant Procedures.

c.	The contractor must make all employees and sub contractors aware of Ballarat Goldfields’ Environmental Policy.

d.	All works must be in accordance with relevant legislation, regulations and licence conditions as documented in Ballarat Goldfields’ Environmental Management Plan. These include but are not limited to MIN 5396 Mining Licence Conditions & Work Plan Variation Conditions (attached), Ballarat East Gold Project Planning Permit PA93/195 (attached) & all EPA State Environmental Protection Policies (SEPP).

e.	The Contractors must comply with and ensure all contract personnel comply with, all directions issued by the Company’s Representative which relate to rehabilitation, protection and management of the environment.

f.	The Contractor is required to conduct all operations in accordance with the Minerals Council of Australia’s Sustainability Framework Enduring Value.

g.	The Contractor must implement the principles of reduce, re-use and recycle for all aspects of the operation.

h.	All equipment and infrastructure must be maintained and upgraded to achieve maximum energy efficiency and minimise greenhouse gas emissions.
2.2	Dust
a.	The Contractor shall employ work methods that contain and/or suppress dust on site and where necessary suppress dust generated by other activities at or approaching the work site.

b.	The Contractor shall ensure that smoke, dust and other air contaminants are not unlawfully discharged into the atmosphere from any source whatsoever. Any visible dust within or adjoining the work area must be controlled by the Company’s Representatives.

2.8	Water, Mud and Sludge
a.	No water, mud or sludge is to be discharged from the designated work area, without approval from a Company Representative.

b.	All stormwater and discharged process water must be contained within the work areas. Water must be tested and where required treated to meet the EPA’s Water Quality SEPP prior to discharge. All monitoring and treatment records must be retained and provided to the Company upon discharge.

c.	All reasonable steps must be taken to prevent pollution of stormwater by chemicals, process water, tailings or other pollutants.

d.	The Contractor shall design, establish, operate and maintain suitable drains, dams, above ground sumps and pumps as required at the surface site, to collect and store all water, mud and sludge. All infrastructure must be to the satisfaction of a Company Representative.

e.	The Contractor shall remove all contaminated water, mud and sludge from the surface site and transport these to a suitable disposal area approved by the Company.

f.	The Contractor shall not draw from, damage, re-direct, interfere or dam any natural water course or formed drain without the permission of the Company.
2.9	Fuel, Oil and Grease (Hydrocarbons)
a.	The Contractor shall prevent the spillage of any fuel, oils or liquids other than water in any part of the surface or underground sites.

b.	The Contractor’s Storage, Use and Handling of all Hydrocarbons must be in compliance with AS 1940.

c.	The Contractor shall not operate any equipment with leaking fuel or oil hoses, connections, fittings or storage tanks.

d.	The Contractor shall collect any materials contaminated by fuel or oil and all waste oil, temporarily store these substances in sealed drums on site and coordinate the collection and disposal of such materials with an EPA licensed Sub Contractor.

e.	Spill clean up equipment must be provided for and maintained by the Contractor at all hydrocarbon storage facilities and on all mobile transfer/refuelling equipment and vehicles.

f.	A hydrocarbon or chemical spill over 5L must be reported in the Company’s incident reporting system.
2.10	Fire Protection
a.	The Contractor shall supply, install and maintain suitable effective fire suppression equipment at the surface work site and on all machinery and equipment.

b.	The Contractor’s and Company’s Representatives shall determine any “No Smoking” areas required at and around the work site and identify these areas with suitable warning signs. All crib rooms must be designated smoke free zones.

c.	The Contractor’s and Sub-Contractor’s personnel shall not use any naked flames or smoke cigarettes inside defined “No Smoking” areas.
2.11	Access Tracks and Work Areas
a.	The Contractor shall not construct any access tracks or lay down areas nor disturb the land surface in any way except as is necessary in the course of normal construction operations and with the prior consent of the Company’s Representatives.

b.	Access must be contained to those points/tracks designated by the Company’s Representative.

c.	Care must be taken with equipment and infrastructure (i.e. fences, barriers, gates) owned by the Crown, private landowners and members of the public. Any damage sustained by the Contractor must be repaired/replaced at the Contractor’s cost within 14 days.
2.12	Waste Management
a.	All waste must be disposed of in a suitable waste disposal facility approved by the Company’s Representative.

b.	BGF is a litter free zone; surface and underground rubbish bins and recycling facilities must be used. Ablution blocks and crib rooms must be maintained in a clean and hygienic manner.

c.	For the purposes of this Contract, pollutants and waste materials include but are not limited to; any chemical, motor oil, fuel, lubricant, tyres; other consumables including paint, solvent, concrete, rubble, derelict plant, equipment or supplies; refuse; materials (solid, liquid, gas) dumped, spilled released or leaked from any container, vessel or plant and equipment.

2.13	Chemicals and other pollutants
a.	The Storage, Use and Handling of all Chemicals must be in accordance with the Australian Occupational Health and Safety Act and the Australian Dangerous Goods Storage and Handling Regulations 2000.

b.	The Contractor must exercise all reasonable care to prevent pollution and comply with all Applicable Laws and Standards regarding pollution and the storage of potential pollutants.

c.	The Contractor shall be responsible for the safe transportation, storage and usage of potential pollutants brought on site for the operation of the processing plant.

d.	The Contractor is not permitted to bring on to site any radio active material unless the Contractor complies with all applicable laws and has first received the prior written approval of the Company.

e.	The Contractor must take all reasonable measures to instruct contract personnel how to prevent pollution. The Contractor shall, at its own expense and to the satisfaction of the Company, clean up any pollution caused by it, it’s Contract Personnel or it’s Subcontractors.
2.14	Flora and Fauna
a.	The Contractor or representative of the Contractor must not disturb, damage or remove any native vegetation without prior permission from the Company’s Representative.

b.	The Contractor or representative of the Contractor must not disturb, harm or kill any native animal. Written permission is required form the Company’s Representative to control feral animals.
2.15	Incident Reporting
a.	The Contractor must report any breach of contract conditions or environmental incidents to a Company Representative within 24 hours via the Ballarat Goldfields’ Incident Reporting System. Such incidents include but are not limited to spills of process water or tailings, chemical spills, damaged monitoring equipment, uncontrolled release of gasses, water or solids or any other pollution to the environment.
2.16	Rehabilitation of Disturbed Ground
a.	The Contractor must consult the Company with regard to rehabilitation of the site but in the absence of any specific instructions the following procedure shall apply;
I.	All rubble, building material, derelict equipment, concrete slabs or any form of rubbish shall be regularly removed from the site to a disposal area approved by the Company.

II.	All soils contaminated by salt, hydrocarbons or other chemicals must be removed and disposed of in an area approved by the Company.

III.	All disturbed areas are to be contoured and formed to ensure a safe and stable landform that will not erode or have impact beyond the immediate work area.

IV.	Topsoil must be applied to the work area at a depth of no less that l0cm, the area is then to be ripped on the contour to a depth of at least 60cm.

V.	Rip lines are to be no greater than 1m apart.
2.17	Community Relations
a.	The Contractor must respect the rights of the community and surrounding neighbours at all times.

b.	Any complaints received which relate to the Contractor and the Company’s Operations must be reported to a Company Representative as soon as practicable within 24 hours.

c.	The Contractor may periodically be required to have involvement in Open Days or tours for members of the public, shareholders or other interested parties. These activities may occur out site of the normal operating hours including weekends.

4	PLANT DISEASES AND NOXIOUS WEEDS

4.1	The licence holder must make every effort not to bring plant diseases (such as Phytophthora cinnamomi) or weeds onto the site.

4.2	All machinery must be thoroughly cleaned (ie. removing soil and organic matter) prior to coming onto the site and must be similarly cleaned before moving to new locations.

4.3	Soil must not be imported onto the site for any reason whatsoever unless approved by an Inspector in consultation with the landowner or responsible land manager.

5	FIRE PRECAUTIONS

5.1	Adequate fire precautions must be exercised by the operator at all times. Local fire hazard conditions or fire susceptibility, particularly during declared fire danger periods, must be checked with the local Country Fire Authority or Department of Primary Industries fire officer.

5.2	All fire bans, regulations and directions from Country Fire Authority or Department of Primary Industries officers must be observed. It is the responsibility of the operator to be aware when fire bans and associated conditions are in force. The relevant regulations to be observed when conducting operations on Crown land are the Fire Protection Regulations 1992.

5.3	Mobile equipment must be provided with appropriate fire-fighting equipment which must include effective fire extinguishers, knapsack spray pumps and rake-hoes.

5.4	All internal combustion engines must be fitted with effective exhaust pipes, mufflers and spark arresters.

6	SURFACE DISTURBANCE / VEGETATION REMOVAL

6.1	The area of surface disturbance must be kept to a minimum.

6.2	No area must be opened up for exploration, mining or ancillary operations, except where approved as part of the Work Plan.

6.3	Where areas are to be clear felled for mining purposes or ancillary operations, the operator must give at least one month’s notice to the landowner or responsible Crown land manager to allow for the harvesting of such timber. Where any timber is felled on Crown land and harvesting is not carried out (for whatever reason), the operator is liable for royalties payable on the value of the timber.

6.4	Where practicable, seed must be collected from indigenous plants to be removed from the site, to provide a source of seed stock for rehabilitation.

7	SOIL MANAGEMENT

7.1	Soil disturbance must be kept to a minimum. Prior to the commencement of any excavation or the construction of any road, plant or stockpile area, all soil material must be removed and utilised for progressive rehabilitation purposes or stored appropriately. Topsoil, including leaf litter, grasses etc., must be removed and handled separately to subsoil.

7.2	When stored, topsoil and sub-soil must be stockpiled separately in battered heaps not more than 2 metres in height. Such stockpiles are to be protected from erosion by provision of adequate drainage and where necessary, planting with grass. Soil must be replaced as soon as is practicable, in order that the microbial activity, seed viability and soil fertility is maintained.

8	INTERNAL ROADS

8.1	Internal roads or tracks must be sited as shown on the Approved Work Plan.

8.2	Any such road may be used –
(a)	by officers of, or persons authorised by the Department of Primary Industries or any persons engaged in fire control;

(b)	for the extraction of forest produce or for mining purposes by any other operator under the Mineral Resources Development Act 1990 or Forests Act 1958 (or any successor legislation) under such conditions as may be determined by agreement between the parties concerned; and

(c)	by the landowners or their agents where the licence covers private land.
8.3	The operator must ensure that all internal roads are properly formed, drained, surface treated and maintained to the satisfaction of an Inspector.

9	DRAINAGE & DISCHARGE CONTROL

9.1	Rainfall and other natural waters must be diverted away from works areas and must be as free as possible of pollutants, including silt and clay. As far as is practicable, such works must not cause undue alteration to the general drainage pattern beyond the licensed area.

9.2	There must be no discharge of water or solutions from the mining site unless it meets the standards prescribed in the relevant State Environment Protection Policy (under the Environment Protection Act 1970) and is approved in the Work Plan.

9.3	Sediment retention structures, including dams, must be constructed in accordance with the Approved Work Plan. An Inspector may also direct such works to be undertaken, where necessary.

10	TAILINGS STORAGE FACILITIES
Tailings storage facilities must be constructed in accordance with the Approved Work Plan.
11	EROSION

11.1	The operator must undertake all necessary works to ensure that the potential for erosion of land affected by mining and or ancillary operations is minimised.

11.2	Should erosion occur, the operator must take all necessary steps to rectify the erosion to the satisfaction of an Inspector.

17.2.7	Appropriate first-aid facilities for the treatment of injury from cyanide must be provided by the operator.

17.2.8	The operator must ensure the provision and maintenance of–
(a)	a gravity-fed shower as near as practicable to the compounds, solutions or gases to enable toxic substances to be washed off immediately; and

(b)	an eye wash facility.
17.2.9
(a)	The operator must ensure that adequate and effective dust and gas respirators, eye protectors, impervious gloves and other protective clothing are provided for the use of all employees who are working in areas where cyanide is mixed or added to the circuit.

(b)	Where the Director of Mines has permitted manual solution preparation methods under Condition 17.2.5, or where employees are required to approach the point where concentrated solutions are added to the circuit, the operator must ensure full body protection is worn by employees to prevent absorption into the body through either the respiratory system or the skin.

(c)	The operator must provide all persons undertaking testing or cleaning tanks or maintenance operations where concentrated solutions are used, with protective clothing and equipment to eliminate the risk of contact with cyanide.
17.2.10	Exhaust fans or other similar appliances must be used in any building in which dry or bagged chemical cyanide is used, or in any plant which uses the addition of dry cyanide with grinding mill feed to ensure that cyanide dust is kept to a minimum in the workplace.

17.2.11	The operator must provide exhaust ventilation where there is likely to be any emission of cyanide to ensure that no person is exposed to a higher concentration of airborne cyanide than prescribed in Condition 17.2.17.

17.2.12	The operator must ensure signs advising of the contents of cyanide containers and signs describing hazards associated with cyanide are erected in the storage area and in any area where cyanide is mixed or used.

17.2.13	Signs warning of the symptoms of cyanide poisoning must be erected wherever cyanide is mixed or used.

17.2.14	Water must not be used for fire fighting purposes in cyanide storage areas.

17.2.15	Properly maintained dry chemical fire extinguishers must be available and used in event of fire in cyanide storage areas.
17.2.16
(a)	Pipelines used for the conveyance of concentrated cyanide must comply with AS1345.

(b)	Pipelines must be placed in a trench and protected from mechanical damage.

(c)	Discarded pipelines and equipment which have been used with cyanide must be destroyed to prevent their re-use.

(d)	Potable water outlets must be identified and be kept separate from any outlets conveying cyanide solutions.

(e)	Pipelines be fitted with automatic warning devices indicating leakage and with automatic shut-off mechanisms to the satisfaction of an inspector.
17.2.17	The operator must ensure that during an 8-hour working shift no person is exposed to concentrations in excess of the following –
(a)	for cyanide in aerosols or dust - 5 micrograms of cyanide (as CN) per litre of air taken as a time weighted average over 8 hours;

(b)	for cyanide as hydrogen cyanide gas -10 ppm as a peak exposure;

(c)	with respect to skin contact - a solution which contains more than 5000 milligrams per litre of cyanide (as CN).
17.2.18
(a)	The operator must provide suitable metering and monitoring devices in the air to any point where there is potential for a build up of cyanide. Particular attention must be directed at the monitoring of the atmosphere around any cyanide mixing or agitation tank and agglomeration drum.

(b)	In the case of cyanide solution exceeding 100 ppm, the operator must ensure an accurate and efficient pH monitoring and record keeping system is maintained;

(c)	The operator must ensure sampling and tests for airborne cyanide are –
(i)	carried out using appropriate methods; and

(ii)	carried out at least once every four weeks or as otherwise directed by an Inspector, so as to ensure compliance with Condition 17.2.17.
17.2.19	Persons must be withdrawn from an area if tests show levels of cyanide are in excess of those allowed in Condition 17.2.17.

17.2.20	The operator must ensure all results of tests undertaken in connection with the use of cyanide are entered in a record book and made available to an Inspector on request.
17.2.21
(a)	Cyanide must be stored separately from all other chemicals.

(b)	Unless delivered in bulk, cyanide must be kept in its original containers and stored in a well-ventilated, secure enclosure.
17.2.22	The operator of any cyanide plant used in connection with mining must ensure the plant is securely fenced and appropriate notices are posted in accordance with the Dangerous Goods Act 1985 and the Dangerous Goods (Storage and Handling) Regulations 2000.

17.2.23	All non-returnable cyanide containers must –
(a)	be washed out before they are moved from the mixing area;

(b)	be destroyed after being washed out or be disposed of in a proper tailings dam, except where the Director of Mines, having regard for safety and health, agrees that this is not necessary; and

(c)	under no circumstances must such containers be removed from the licensed area.
17.2.24	During cleaning of cyanide containers, the wash water must be isolated or directed into the mill circuit or tailings dams.
17.2.25
(a)	Subject to conditions 17.2.25(b) & 17.2.25(c), no person may enter a tank which has contained cyanide.

(b)	The procedure to be adopted for the purging, ventilation, inspection, cleaning and repair of tanks and other equipment used for cyanide must be outlined in any Working Practices Manual.
     (c)
(i)	The operator must appoint competent persons to inspect, clean and repair tanks and other equipment used for solutions of cyanide;

(ii)	The competent persons must follow the manual referred to in paragraph (b); and

(iii)	The operator must ensure precautions are taken to ensure the safety of persons entering tanks.
17.2.26
(a)	Any cyanide spillage or leakage must be immediately cleaned up and disposed of in accordance with the operator’s contingency plan.

(b)	Adequate supplies of chemicals and any other material required for the containment, stabilisation and treatment of escaped cyanide must be kept readily available, and appropriate employees trained in their use.
17.2.27	Where tailings are used for filling worked out areas within any open cut or underground opening in an operating mine, the moisture contained in the tailings and any liquid draining from the tailings must not have a greater cyanide content than 1 milligram per litre cyanide (measured as weak-acid dissociable).
17.2.28	The operator must ensure cyanide is only purchased, stored and disposed of in accordance with the Drugs, Poisons and Controlled Substances Act 1981.
17.2.29
(a)	At locations indicated in the Approved Work Plan, the operator must construct monitoring bores to detect any seepage of cyanide from tailings storage areas.

(b)	On detection of cyanide from monitoring bores, the operator must immediately inform the Inspector and initiate further monitoring and, if necessary, take remedial action as outlined in the operator’s contingency plan.
17.2.30
(a)	On cessation of operations at the site, the operator must ensure all process cyanide is –
(i)	removed;

(ii)	treated; or

(iii)	stored in a tailings dam.
(b)	The operator must provide for tests to be undertaken to determine the concentration and composition of any cyanide remaining in a tailings dam.

(c)	Results of tests undertaken under Condition 17.2.30(b) must be forwarded in writing to the Director of Mines.
18	PROGRESSIVE REHABILITATION

18.1	Progressive rehabilitation must be conducted as per the Approved Work Plan to minimise the area of disturbance at any given time.

18.2	Where directed by an Inspector, the operator must undertake further rehabilitation works as required.

19	FINAL REHABILITATION

19.1	Final rehabilitation will be in accordance with the Approved Work Plan and any additional requirements as directed by an Inspector.

19.2	Wherever practicable, all disturbed areas must be re-instated back to natural surface. This must include features such as benched tracks, plant areas and drill pads, in addition to mined areas.

19.3	Wherever revegetation with indigenous species is a requirement, the operator must ensure that provision is made for the collection of sufficient quantities of seed from locally occurring native species (in consultation with the responsible Department of Primary Industries). Wherever possible the seed must be sourced from the surrounding area, within a 20 km radius of the licence.

20	HERITAGE SITES

20.1	In accordance with S 45 of the Mineral Resources Development Act 1990, the operator must not do any work within 100 metres laterally of a registered Aboriginal archaeological site, or within 100 metres below that area. A operator may apply to the Executive Director, Aboriginal Affairs Victoria for consent to do work within these boundaries.

20.2	In order to protect registered sites and any unregistered relics which may be located within the proposed area to be worked, the following conditions apply:-

*	At least eight (8) weeks before commencing work within 500 metres of any registered archaeological site/s, the operator must notify the Executive Director, Aboriginal Affairs Victoria in writing, giving details of the nature and extent of the intended works.

*	If so required by the Executive Director, Aboriginal Affairs Victoria, following receipt of such notification, the operator must, before commencing any work within 500 metres of the relevant site/s, engage a qualified archaeologist to-
(a)	establish the specific location and extent of the registered archaeological site/s; and

(b)	clearly mark the boundaries of land within 100 metres laterally of the registered archaeological site/s, in a manner sufficient to enable the exempted land to be identified in the course of doing work.
20.3	Any archaeological/historic sites and/or relics that are included in the Victorian Heritage Register, or any other significant archaeological/historic sites and/or relics in or adjacent to work areas shall be protected from damage by flagging or fencing. MIN 5396 Mining workplan conditions dated November 19, 2005 Page 10 of 12

20.4	Tenure of this licence does not exempt the holder from the following provisions of the Heritage Act 1995:
Section 127(1) — “A person must not knowingly or negligently deface or damage or otherwise interfere with an archaeological relic or carry out an act likely to endanger an archaeological relic except in accordance with a consent issued under section 129.”; and

Section 132(1) — “A person who discovers an archaeological relic must as soon as practicable report the discovery to the Executive Director or an inspector unless he or she has reasonable cause to believe that the relic is recorded in the Heritage Register.”; and

Section 132(2) — “If an archaeological relic is discovered in the course of any construction or excavation on any land, the person in charge of the construction or excavation must as soon as practicable report the discovery to the Executive Director.”

Reports of historical relics should be submitted to the Executive Director, Heritage Victoria, Department of Infrastructure, Nauru House, Level 22, 80 Collins street, Melbourne, VIC 3000.
20.5	Where required by an Inspector, in consultation with the responsible land manager, the operator shall provide an inventory of historic sites and/or relics that may be affected by mining or allied operations.

20.6	Tenure of this licence does not exempt the holder from the following provisions of the Archaeological and Aboriginal Relics Preservation Act 1972.
Section 21(1) — “A person who wilfully or negligently defaces or damages or otherwise interferes with a relic or carries out an act likely to endanger a relic shall be guilty of an offence against this Act”; and

Section 23(1) — “A person who discovers a relic shall forthwith report the discovery... unless he has reasonable grounds to believe that the relics recorded in the register...”.

Reports in compliance with Section 23(1) should be submitted to:- The Site Registrar Aboriginal Affairs Victoria GPO BOX 2392V MELBOURNE VIC 3001 Tel: (03) 9208 3333
21	BUILDINGS

21.1	No buildings must be erected before any relevant building permits have been obtained.

21.2	All fixed plant and buildings must be painted or surface treated in a colour to blend with the surroundings to the satisfaction of an Inspector in consultation with the Responsible Authority and in the case of Crown land, the responsible land manager in the Department of Primary Industries.

22	PUBLIC LIABILITY INSURANCE

22.1	Prior to commencing any work authorised under this licence, the operator must be insured under a policy of public liability insurance. This public liability insurance must be maintained at all times while work occurs on the licence and must cover the specific activities authorised under this licence.
B. CONDITIONS SPECIFIC TO MINING LICENCE NUMBER 5396
23	EROSION AND SEDIMENT CONTROL

23.1	An erosion and sediment control plan shall be submitted to DPI prior to the commencement of operation of the tailings storage facility (TSF).

24	ENVIRONMENTAL MANAGEMENT PLAN

24.1	An environmental management plan shall be prepared to address operational and environmental risks associated with mining licence 5396. The plan shall be submitted to DPI prior to the commissioning of the tailings storage facility.

24.2	An environmental monitoring program shall be designed and implemented to address environmental risks, work plan commitments and work plan conditions.

24.3	Environmental monitoring results shall be benchmarked against regulatory limits and reported to the Department of Primary Industries and the Environmental Review Committee.

25	TAILING STORAGE FACILITY

25.1	Prior to the closure of the tailings storage facility, a final rehabilitation plan must be submitted to and approved by the Department of Primary Industries. The plan must include species selection based on appropriate field trials that are considered appropriate for the proposed end use of the site.

25.2	The rehabilitation plan is to include provision for ongoing site maintenance to ensure the successful establishment of species planted and ongoing weed management.

26	AIRBLAST AND GROUND VIBRATION LIMITS

26.1	Blasting operations shall be controlled so that:
*	The maximum level of ground vibration does not exceed 5 mm/s at any residence on more than 5% of blasts fired in a 12 month period and does not exceed 10 mm/s at any time.

*	During the hours of 10.00pm to 7.00am the maximum level of ground vibration does not exceed 3mm/s.

*	The maximum level of airblast overpressure attributable to blasting does not exceed 115 decibels within 10 metres of any residence on more than 5% of blasts in a 12 month period and does not exceed 120 decibels at any time.

*	Secondary blasting and the use of rock hammers is permitted outside the confines of underground workings only with the written consent of an Inspector.
27	COMPLAINTS MANAGEMENT
27.1	The operator must establish and maintain a complaints register. The register should contain details of the nature of any complaints received, including the date of the complaint, details of the complainant, and actions taken where practicable to resolve the particular issue.

27.2	The operator shall report the nature complaints received and their resolution status to the Environmental Review Committee.

	Permit No.	PA93/195 TP1373

Planning	Planning Scheme	BUNINYONG CHAPTER ..2..
(Ballarat Planning Scheme at date of Amendment)
	Responsible Authority	SHIRE OF BUNINYONG
(City of Ballarat at date of Amendment)
Permit
ADDRESS OF THE LAND:
Crown Allotments 2A & 2B Section 16, Crown allotment 9C Section 14, and Crown Allotment 10E Section 12, Parish of Ballarat
– Crown Land/State Forest off Brittain street, Mt Pleasant
THE PERMIT ALLOWS:
Mineral Production

THE FOLLOWING CONDITIONS APPLY TO THIS PERMIT.	(29 conditions)
1.	All works are to be in accordance with details provided in the plans and written submission accompanying the application dated 5th July 1993.

2.	All works must be completed, including revegetation works, within fourteen (14) years of the date of this permit unless written authority is given from the Responsible Authority. (Amended 4th September, 2003)

3.	Vehicular access shall be via Brittain Street to the hereby permitted development, to be located and constructed of materials to the satisfaction of the director of Engineering Services at the applicant’s/developer’s cost.

4.	The noise levels measured within 10 metres of any residence or at the boundary of the adjoining residential zone shall not exceed the following levels:

Monday to Sunday	0700 – 1800 hours	54dB(A)
Monday to Sunday	1800 – 2200 hours	48dB(A)
Monday to Sunday	22 – 0700 hours	43dB(A)
To the satisfaction of the Responsible Authority.

5.	Noise attenuation works, plant building design and layout, noise suppressors on heavy vehicles and equipment as outlined in the Noise Consultant Study by Vipac Engineers and Scientists Ltd — July/August 1993 (finalised to the satisfaction of the Responsible Authority) shall be operated and maintained to the satisfaction of the Responsible Authority. The assessment of noise levels in this report shall be carried out In accordance with procedures outlined within State Environment Protection Policy Control of Notse from Commerce, Industry and Trade No N1.

Date Issue 22nd September, 1993	Signature for the
Amended 4th September, 2003	Responsible Authority

Planning and Environment Regulations 1988 Form 4

Page Two of Four Pages

PLANNING	Permit No.	PA93/195 TP1373
PERMIT
If the noise limitations determined in accordance with this condition are more stringent than those determined in Condition 4 above, the noise limitations set in this condition shall be met. Notwithstanding Condition 4 the following noise limits shall apply at the reference sites nominated in the following table and shown on the endorsed plan.

Site	0700 - 1800 hours	1800 -2200 hours	2200 - 0700 hours

1	52dB(A)	48dB(A)	43dB(A)
2	51dB(A)	48dB(A)	43dB(A)
3	50dB(A)	47dB(A)	43dB(A)
4	50dB(A)	44dB(A)	42dB(A)
5A.	Notwithstanding anything in Conditions 4 and 5, a noise limit of 60dB (A) shall apply to the day period (Monday-Friday 0700 to 1800 hours and Saturday 0700 to 1300 hours) where the Responsible Authority is satisfied that the noise arises from bona fide building construction activities.

6.	Prior to commencing any works on-site the operator of the mine shall:
(a)	Prepare a rehabilitation plan, to the satisfaction of the Ballarat Water Board, for the re- establishment of a forest plantation on this area and lodge a suitable bond.

(b)	Arrange payment, to the satisfaction of the Ballarat Water Board, to compensate the Board for lost income from the use this area.
7.	The design and construction of any tailing dams will be subject to a review by an independent qualified engineer to ensure that it meets current engineering standards and that the dam constructed in accordance with the approved design.

8.	All sewerage wastes shall be directed to the Ballarat South Sewerage Treatment Plant in a manner approved by the Ballarat Water Board.

9.	Disposal of all treated tailing and materials used in the treatment process shall be to the satisfaction of the Department of Energy and Minerals.

10.	Dust minimisation techniques employing a water tanker shall be used to ensure dust disturbance to residents does not occur. Such a vehicle shall be available for use at all times.

11.	Security lighting shall be suitably baffled so as to prevent emission of direct light beyond the subject land.

Date Issued 22nd September, 1993	Signature for the
Amended 4th September, 2003	Responsible Authority

Planning and Environment Regulations 1988 Form 4.4

Page Three of Four Pages

PLANNING	Permit No.	PA93/195 TP1373
PERMIT

12.	Plans and specifications of the proposed development shall be submitted to the Building Department for approval and endorsement prior to any works commencing.

13.	Stormwater run-off from the proposed development hereby permitted shall be disposed of to the satisfaction of the Responsible Authority.

14.	Internal carpark areas to be designed, constructed, paved and drained to the satisfaction of the Responsible Authority and at no cost to the Responsible Authority.

15.	All vehicles under the control of the operator accessing or departing the works site shall travel only along the portion of Brittain Street, South of the Government road which provides access to the site off Brittain Street, and the portion of Tinworth Avenue between Geelong [Buninyong-Ballarat] Road and Brittain Street.

16.	Brittain Street shall be widened, sealed and drained at the intersection of the Government Road which provides access to the site to provide for left turn traffic movement, all to the satisfaction of the Responsible Authority and at no cost to the Responsible Authority.

17.	In the event that the Responsible Authority permits vehicle to access and depart from the site along the portion of Brittain Street, North of the government road which provides access off Britain Street to the site, the Responsible Authority may direct the applicant to construct further sealed pavement widening on Brittain Street at the point of access to provide protected right turn traffic movements. These works, if required by the Responsible Authority, shall be carried out to the complete satisfaction of and at no cost to the Responsible Authority.

18.	The Government Road which provides access to the site is to be fully designed, constructed, paved, sealed and drained to the satisfaction of the Responsible Authority, the biturninous seal to be a minimum of 6.2 metres in width and the works shall be carried out at no cost to the Responsible Authority.

19	The Geelong [Buninyoog-Ballarat] Road shall, if requested by the Responsible Authority, be widened and sealed on the East side at the Intersection with Tinworth Avenue to provide protected right turn movements into Tinworth Avenue, such works to be carried out to the complete satisfaction of and at no cost to the Responsible Authority.

20.	Brittain Street shall, if required by the Responsible Authority, be widened and sealed to provide a bituminous surfacing width of 7.4 metres. These works, if required, shall be carried out by the Responsible Authority and the applicant will be required to contribute one-fifth or 20 percent of the cost of such works.

21.	The applicant/developer shall be responsible for the routine and specific maintenance of the works included in 14, 16, 17 and 18 above for the duration of mining activities at the site to the satisfaction of and at no cost to the Responsible Authority.

Date Issued 22nd September 1993
Amended 4th September, 2003	Signature for the
Planning and Environment Regulations 1988 Form 4.4	Responsible Authority

Page Four of Four Pages

PLANNING	Permit No.	PA93/195 TP1373
PERMIT

22.	In the event that the traffic flows emanating from the development have a detrimental and deleterious effect on residential areas in the immediate vicinity of the works site, as determined by the Responsible Authority, the Responsible Authority may direct the applicant to carry out works such as splitter islands and speed humps etc deemed necessary as a means of abating the problems. The installation of splitter islands at the Brittain Street/Tinworth Avenue, Tinworth Avenue/Geelong [Buninyong-Ballarat Road and Brittain Street/Elsworth Street intersections may be included in such works as may the installation of speed humps along the length of Tinworth Avenue and Brittain Street. The above works, if required by the Responsible Authority, shall be carried out to the satisfaction of and at no cost to the Responsible Authority.

23.	Staging of commencement of construction and completion of each of the works identified in 14, 16, 17, 18, 19, 20 and 22 above shall be permitted in recognition that the development will not become fully operational from commencement of operations provided however that the program of staging of the works is to be adopted by and fully approved by the Responsible Authority.

24.	The applicant may be required by the Responsible Authority to carry out road repair works on Brittain Street in the event that vehicles accessing or leaving the works site cause damage to Brittain Street, as determined by the Responsible Authority, such works to be carried our at no cost to and to the satisfaction of the Responsible Authority.

25.	Shift changes for the operation shall be approved in all cases by the Responsible Authority following consultation with the Department of Energy and Minerals.

26.	Heavy vehicles (those being in excess of 10T) shall only be permitted to enter and leave the site between 7:00am and 6:00pm from Monday to Friday (except where emergency repair works are required to be undertaken to maintain the on-site operation).

27.	The stability of any dam constructed on the site shall be approved by the Department of Energy and Minerals.

28.	If chemicals are to be used for the separation of gold, the operation shall be subject to approval by the Mineral Treatment Committee administered by the Department of Energy and Minerals.

29.	The company shall be required to obtain a Works Approval and Waste Discharge Licence from the Environmental Protection Authority prior to discharging mine water to the Yarrowee Creek.

Date Issued 22nd September 1993
Amended 4th September, 2003	Signature for the
Planning and Environment Regulations 1988 Form 4.4	Responsible Authority

SCHEDULE 3
PROCESS DESCRIPTION
The existing processing plant at BGF produces a concentrate stream containing both “free” gold and sulphide concentrate (also referred to in this Contract as sulphide gold). The free gold is smelted into dore’ bars while the sulphides are currently stockpiled for later treatment to recover contained gold. The equipment and facilities proposed to recover the gold from this concentrate are described below:
Design Basis,
The equipment and facilities for Stage Two will be designed to treat 5% percent of the mass or 49% of the gold fed to the processing plant at a feed rate of 75 tonnes per hour and a feed grade of 8.5 grams per tonne.
Gravity and Grinding,
The tailings from the existing Spinners, Table tails and/or stockpiled gravity concentrate will be collected and ground in a new Grinding Mill. Once the concentrates are sufficiently fine they will report to cyclone overflow and this stream will be pumped to a new In Line Leach Reactor.
Leaching,
Ground gravity concentrate will be fed to one new ILR10000CA intensive leaching reactor, where it will be leached in concentrated cyanide solution for up to 6 hours to liberate the contained gold.
Resin Adsorption, Stripping and Electrowinning,
Leach solution from the ILR will be washed from any residual solids in a two stage thickener system ahead of the Resin-in-Column (RIC) module. In this module, gold dissolved in the leach solution deposits onto the surface of resin by ion exchange. The gold is periodically stripped off the resin into a small volume of hot caustic solution. The strip solution is fed to a new electrowinning cell where gold is extracted from solution and forms sludge in the cell.
Smelting,
Gold sludge from the electrowinning cell is periodically harvested and then filtered. The filter cake is dried, fluxed and smelted into dore’ bars using the existing Gold Room drying and smelting facilities.
Cyanide destruction,
Leached solids and excess solution from the Leaching and RIC circuits will be fed to the detoxification circuit for cyanide destruction. The cyanide destruction method chosen for this project is the INCO process. In this process the cyanide containing slurry is agitated in a tank with copper sulphate, caustic soda and sodium meta-bisulphite for up to 6 hours. The resulting treated slurry, at a weak acid dissociable (WAD) cyanide concentration of less than 50ppm will be added to the final gravity tailings pump sump. Combined tailings, at a cyanide concentration of approximately 5ppm will be pumped to the Tailings Storage Facility.

SCHEDULE 4
DESIGN CRITERIA

References:	Client Information	1
	Gekko Testwork	2
	Gekko Calculation	3
	Assumption	4
	Vendor Information	5

PLANT SITE AND CLIMATIC CONDITIONS

			Reference
Site Location	Ballarat, Victoria
Elevation	m(ASL)	435
Ambient temperature (for operating plant)
Annual mean daily maximum	deg C	17.1
Annual mean daily minimum	deg C	7.3
Summer mean daily maximum	deg C	24.9
Summer mean daily minimum	deg C	10.8
Winter mean daily maximum	deg C	10.0
Winter mean daily minimum	deg C	3.2

Precipitation (for tailings dam)
Annual average	mm	699
Mean monthly	maximum mm	75
Mean monthly	minimum mm	38

Evaporation
Annual average	mm
Mean monthly maximum	mm
Mean monthly minimum	mm

Humidity
9 am mean	%	76
9 am maximum	%
9 am minimum	%
3 pm mean	%	59
3 pm maximum	%
3 pm minimum	%

Winds
Prevailing maximum	km/hr	83.2

Bearing pressures
Design, 1 m below surface

OPERATING DATA

Throughput	tonnes/hr	1
Operating basis (concentrator)	hours/day	1
	days/week	1
	weeks/year	1
Availability	%	4
Operating Hours	hrs/year	3

Grade, design gold head grade	g/t	1

CONCENTRATE MILLING

Split of plant feed to milling	%	1
Milling feed	t/h	3
Solids	% w/w	3

CYCLONE CLASSIFICATION AND GRAVITY GOLD RECOVERY

Feed to cyclone	t/h	3
Feed solids	w/w %	3
Number of operating cyclones		3
Cyclone diameter	mm	4
Standby units		4
Feed to ISP30	t/h	3
Feed to ISP30 % of Cyc u/f	%	4

LEACHING / ADSORPTION

Gravity Concentrate	tonne/h	3
	% solids	3
Gold split to leach	%	4
gold assay	g/t	3
solids sg	t/m3	4

Falcon Concentrate	t/h	3
	g/t Au	3

Feed Settling Cone O/F, soln.	m3/h	3

Feed Settling Cone Discharge	tonne/h	3
	solids	3

Cyanide Solution	litre/h	3
NaCN	% w/w	3

Recycle, Make Up Solution	m3/h	3
gold assay, soln.	ppm	3

InLine Leach Reactor Feed	tonne/h	3
	% solids	3
gold assay, solids	g/t	3
NaCN in solution	% w/w	3

InLine Leach Reactor	type	3
Outlet diameter	metres	3
Solids capacity	tonnes	3
Residence time	h	3

ILR Discharge solids	tonne/h	3
solids	% w/w	3
gold assay, solids	g/t	3
solution discharge	kg/h	3
gold assay, soln	g/t	3
stage extraction, gold	%	2

Resin In Column — Trash Screen
Type	DSM
Size	feet	3
Aperture	um	3

RIC — Columns
Number of columns	1	3
diameter	metres	3
Segment height	metres	3
Contact segments	number	3
Segment volume	m3	3
Solution flowrate	m3/h	3
Solution grade	g/t	3

Resin type	AuRIX 100
Resin particle size	um

Resin per segment	m3	3
Cycle time	hrs	3
Resin stripped/day	m3/day	3
Resin loading, gold	g/m3	3
Stripped resin loading, gold	g/m3	3

RIC — Discharge solids	tonne/h	3
(Tailing Cone Feed)	% w/w	3
solution	m3/h	3
gold assay, soln	ppm	3
stage recovery, gold	%	3
NaCN in solution	% w/w	3

RIC Safety Screen
Type	DSM	4
Size	feet	4
aperture	um	3

Tailing Cone Overflow	m3/h	3
Gold assay, soln.	ppm	3
NaCN in solution	% w/w	3

Tail Cone Underflow (to Detox)	tonne/h	3
Solids	% w/w	3
Gold assay, solids	g/t	3

Solution	kg/h	3
Gold assay, soln.	ppm	3
NaCN in solution % w/w 0.8 3

Bleed Stream to Detox (in addition to Tail Cone Underflow)
Solution	kg/h	3
Gold assay, soln	ppm	3
NaCN in solution	% w/w	3

CYANIDE DETOXIFICATION CIRCUIT

Method chosen	INCO	2

Process water to Detox	litres / hr

Detox Feed Solids	tonne/hr	3
	% w/w	3
Total Solution	kg/h	3
NaCN in solution	% w/w	4
Total NaCN	kg/day	3

Detox Reaction Tank volume	m3	3
Residence time	hr	3

Detox Holding Tanks units 3 3
Volume, ea	m3	3
Residence time, ea	hr	3

Detox Discharge	tonne/hr	3
(to final tailings) Solids	% w/w	3
gold assay, solids	g/t	3
Solution	m3/h	3
NaCN in solution	ppm	3

REAGENTS

Cyanide — ILR
Addition	kg/t concentrate	4
Usage	kg/day	4
Mixing Strength	% w/w	5

Packaging	Mini-Sparge 5
Sparge Capacity	tonne	5
Pumping rate	litres/h	3

Mixing quantity	tonne	3
Tank volume, live	m3	5
Holding Tank	m3	4
NaCN in detox fd	kg/day	3
Some Cyanide is also required in Electrowinning and Resin stripping

Cyanide — Electrowinning
Addition	kg/t concentrate	4
Usage	kg/day	4
Mixing Strength	% w/w	5

Pumping rate	litres/h	3
Peroxide — ILR
Addition (50% w/w)	kg/t conc	4
Usage (50% w/w)	kg/day	3
Usage (50% w/w)	kg/week	3
Supplied strength	% w/w	5
Packaging	IBC	5
IBC	m3	5
Pumping rate	litres/h	3

Caustic- ILR
Addition as required
Usage — design	kg/tonne concentrate	4
Usage	kg/day	3
Packaging — Iso Tainer	kg	5
Mixing strength	% w/w	5
Pumping rate — design	litres/h	3

Caustic — Resin Stripping
Addition — design	kg/strip initial	3
Strips / day		3
Usage	kg/day	4
Mixing strength	% w/w	5
Volume to strip solution tank / strip,	litres	3
Pump volume required per minute	litres	3

Lead Nitrate
Addition	kg/t conc	4
Usage	kg/day	3
Usage	kg/week	3
Supplied strength	% w/w	3
Packaging	Bulka Bag	5
Weight	tonne	5
Pumping rate	litres/h	3

Sodium Benzoate — Resin Stripping Review
Addition — design	kg/strip initial	4
Strips / day		3
Usage	kg/day	3
Mixing strength	%w/w	3
Volume to strip solution tank / strip,	litres	3
Pump volume required per minute	litres	3
Packaging Bulka	bag	5

Copper sulphate to Detox
Addition	g/m3 soln	4
Usage	kg/day	3
Usage	kg/week	3
Supplied strength	% w/w	3
Packaging	Bulka	5
Weight	t	5
Pumping rate	litres/h	3

Flocculant Usage	g/tonne concentrate	4
Usage	kg/day	4
Type	Powder	4

Mixing Strength	% w/w	4
Pumping Rate	litres/h	4

Lime
To be replaced by Caustic
Addition	kg/t solution	4
Usage	kg/day	3
Usage	kg/week	3
Supplied strength	% w/w	3
Packaging	Bulka Bags	5
Weight	t	5
Dosage rate	litres/h	3

Hydrochloric Acid
Addition	kg/batch	4
Usage	kg/day	3
Usage	kg/week	3
Supplied strength	% w/w	3
Packaging	Isotainer	5
Weight	t	5
Dosage rate	litres/h	3

Sodium Meta-Bisulphite
Addition	kg/t soln	4
Usage	kg/day	3
Usage	kg/week	3
Supplied strength	% w/w	3
Packaging	Buika	5
Weight	t/m3	5
Pumping rate	litres/h	3

Resin Consumption allowance m3/year 1.34

PLANT SERVICES

Process Water
Volume required	m3/h	4
Pressure	kPa

Potable Water
Volume required m3/h as required for drinking / showers 4
Pressure	kPa

Instrument Air (Dry/Oil free)
Volume required	m3/h	4
Pressure	kPa

Plant Air
Volume required	m3/h	4
Pressure	kPa

Low Pressure Air
Volume required	m3/h	4
Pressure	kPag	4

SCHEDULE 5
EQUIPMENT LISTING

SCHEDULE 6
INDICATIVE PROJECT SCHEDULE

SCHEDULE 7
FIRST FILL REAGENT REQUIREMENT
Ballarat Goldfields
Ballarat East Project-Stage 2
First Fills Summary-Revision 2

SCHEDULE 8
INDUSTRIAL RELATIONS REQUIREMENTS
The Contractor shall be aware of the current aim and policy of the Company to maintain a stable industrial relations environment.
The Contractor shall ensure that the wage rates and terms and conditions of employment specified in relevant legislation and industrial instruments are observed fully for its employees and for the employees of other contractors who may be engaged by the Contractor under the contract with the Company.
The Contractor shall ensure that all relevant legislation and regulations relating to industrial relations as applicable federally and in the State of Victoria are complied with, and that any contractors engaged by the Contractor to perform work on the Company’s site fully comply with applicable legislation and regulations.
In the event of any amendment to such legislation, regulations, industrial awards or industrial agreements the reasonable effect of such alterations shall be applied as an adjustment to the total fixed contract price.
The Contractor shall observe all BGF site policies and procedures relating to industrial relations.
The Contractor and its subcontractors shall be responsible for their own day to day domestic industrial relations and shall take all steps to ensure that sound industrial relations principles and practices are followed.
COMPANY’S INDUSTRIAL RELATIONS ADVISOR
The Company shall appoint the Company’s Industrial Relations Adviser and will advise the Contractor of the identity of the Company’s Industrial Relations Adviser in writing.
The Contractor shall observe all industrial relations instructions or advice that the Company’s Industrial Relations Adviser may issue to him from time to time, but the Contractor acknowledges at all times it retains the responsibility for industrial relations on Site.
The Contractor’s staff shall be suitably trained and experienced in labour relations so as to ensure a good relationship with the workforce and to prevent the occurrence of industrial disputes with subsequent delays or work stoppages. In particular, the Contractor shall maintain close liaison with the Company’s Industrial Relations Adviser and with the Contractor’s work force.
All contacts with trade union officials or site trade union delegates shall be reported to the Company’s Industrial Relations Adviser. The Contractor shall also ensure that its subcontractors follow these procedures. The Contractor shall take all possible steps to ensure that any industrial dispute which arises does not interfere with the operations of other contractors.

WAGES AND CONDITIONS
Reference to “industrial instrument” shall mean an industrial award (including pre-reform award), common law contract or employment, pre-reform Certified Agreement, pre-reform Australian Workplace Agreement or a Workplace Agreement made in the Federal jurisdiction.
The Contractor shall ensure that the terms and conditions of the appropriate industrial instrument/s are correctly applied in relation to the wages and conditions of his employees.
The Contractor and any subcontractors will advise the Company of any negotiations which may take place in relation to entering into any separate industrial agreement of any kind with employees or trade unions in respect of any work contracted with the Company.
INDUSTRIAL INFORMATION
The Contractor shall, as requested by the Company’s Industrial Relations Adviser from time to time:
i.	attend meetings for the purpose of discussing industrial matters and,

ii.	provide required information concerning the industrial instrument/s to which it is bound and its/their detailed application to its workers employed in performance of the Contract.

iii.	provide the names, classifications and employment histories and trade or other qualifications of all employees to be engaged on the Project.

iv.	provide details of all relevant industry fund memberships, including registration details of the Contractor and employees.
The Contractor shall not, without prior written approval and instructions from the Company’s Industrial Relations Adviser, engage in any negotiations of claims related to the peculiarity of work on Site.
The Contractor shall keep the Company’s Industrial Relations advisor fully informed of any industrial matters affecting its workers engaged in performance of the Contract on Site; Such industrial matters shall include:
i.	Any industrial action detrimental to performance of the Contract.

ii.	Any demarcation issues.

iii.	Any claims for over-award payments or over-award conditions related to the peculiarity of work on Site.

iv.	Any claim for a special allowance or the like, related to the peculiarity of work on site.
SCOPE OF WORK
Any work outside the strict scope of usual activities conducted by the Contractor must first be agreed by the Company’s Industrial Relations Adviser.
ENGAGEMENT OF LABOUR
All engagements of labour and interviews shall be performed away from the Site.

It is the Contractor’s responsibility to ensure that its employees and employees of any secondary subcontractors possess the necessary qualifications, skills and experience for the work to be performed.
Prior to any person being offered employment for the project the Contractor shall submit to the Company information including the name, occupation, relevant trade qualification of the proposed employee and references of the last three employers. It is the Contractor’s responsibility to ensure that all approved personnel complete a site induction prior to commencing work on site and are issued with the appropriate security passes.
All labour shall be engaged for the Project on the basis of a merit based selection criteria. Any claims for nominated labour or preferential selection of labour shall be immediately reported to the Company’s Industrial Relations Adviser.
RECORDS
The Contractor shall maintain at the Site records of:
•	all employees engaged on the Site

•	all accidents occurring on the Site

•	all incidents occurring on the Site
These records shall be made available to the Company’s Industrial Relations Adviser for inspection on request.
The Contractor shall supply, on a weekly basis, to the Company’s Industrial Relations Adviser the following information:
•	Number and names of employees in their respective trade categories and hours worked in the preceding week.

•	Summary of lost time due to any cause whatsoever.
RETRENCHMENT OF LABOUR
The Contractor and its subcontractors shall give the Company’s Industrial Relations Adviser prior notification of all proposed terminations, including the numbers and classifications of labour to be retrenched.
The conditions contained in the applicable industrial instrument shall be complied with when giving notice.
COMMENCEMENT OF WORK
Employees shall be required to commence work at the Site.
HOURS OF WORK
Ordinary hours of work for the Project will be standard for all contractors and will be as designated by the Company’s Industrial Relations Adviser and the Contractor’s contractual responsibilities.
Any variation to the “ordinary hours” of work shall be subject to the approval of the Company’s Industrial Relations Adviser.

OVERTIME
No guarantee of a specific amount of overtime shall be made by the Contractor or its secondary subcontractors to their employees. Where overtime is necessary, the Contractor should endeavour to distribute it fairly within its labour force.
MEAL ALLOWANCES
Meal allowances shall be paid strictly in accordance with the provisions contained in the appropriate industrial instrument.
PROTECTIVE CLOTHING
The Contractor shall provide protective clothing to its employees in accordance with the terms of the relevant industrial instrument. Additionally hard hats must be provided to all employees, with the Contractors and employees names affixed and appropriate measures taken to ensure their use.
ACCESS AND ENTRY TO THE SITE
     The Contractor shall ensure its employees, and its subcontractors and visitors comply with the requirements of the Company procedures regarding obtaining permission to be on Site. Only vehicles directly connected with the work to be performed within the Site shall be permitted entry.
     Access to Site is only by way of nominated entrances/exits and the Contractor shall ensure that all of its and its secondary subcontractors employees and visitors comply with the foregoing.
SITE OFFICE ACCOMMODATION/AMENITIES
The Contractor shall be responsible for the provision of all site facilities.
All facilities supplied shall comply, as a minimum, with the Statutory Requirements governing facilities to be provided on Site.
Information on the above arrangements shall be available from the Company’s Industrial Relations Adviser.
All temporary buildings are subject to the approval of the Company prior to erection.
The Contractor shall provide for proper maintenance and cleaning of all facilities supplied by him.
RIGHT OF ENTRY OF UNION OFFICIALS
The Contractor shall act in accordance with the requirements for right of entry contained in the Workplace Relations Act 1996 and the Occupational Health and Safety Act (Vic) 2004. Right of entry to the Company’s site by trade union officials shall not be otherwise granted by the Contractor without the express permission by the Company or unless specifically authorized by the Company’s Industrial Relations Adviser.
In the event that an accredited trade union official requires admittance to the Site for legitimate purposes, the Contractor must first obtain permission from the Company and the Company’s Industrial Relations Adviser for the visit, and ensure that the provisions of the Company policy with respect to right of entry are complied with. This includes ensuring that a trade union official is appropriately escorted whilst on Site.
     SITE COMMITTEES/CONVENERS/WALKING STEWARDS
Site committees other than any approved Safety Committee shall not be recognised. Site conveners and walking shop stewards also shall not be recognised.
The Contractor shall deal only with the accredited shop steward of its own employees.
UNION MEETING ON SITE
Organised trade union meetings on the Site shall be discouraged, and shall not be held unless express permission is first obtained from the Company.
Trade union organized meetings shall be conducted in accordance with the requirements of the Workplace Relations Act 1996. Any such meeting shall be confined to the employees meal break in an area designated by the Company’s Industrial Relations Adviser.
Organised meetings involving trade union Officials or employees of more than one contractor must be held outside the perimeter of the Site.
NOTIFICATION OF DISPUTES AND CLAIMS
The Contractor shall advise the Company’s Industrial Relations Adviser immediately of any dispute or any situation which may lead to a dispute.
The Contractor shall advise the Company’s Industrial Relations Adviser of any Union claim that is made upon the Contractor, No action whatsoever shall be taken by the Contractor in relation thereto until the Company’s Industrial Relations Adviser has been so notified and a course of action determined and agreed.
COORDINATION OF SITE CONTRACTORS
Every effort shall be made by the Contractor to ensure coordination of employer action in respect to all matters affecting the Site.
The Contractor shall participate in Site meetings convened by the Company’s Industrial Relations Adviser as required to discuss Industrial Relations matters.
The Contractor’s Industrial Relations advisers attending the Site Industrial Relations meetings Contactor’s Coordinating Group meetings shall be senior company representatives with authority to make decisions on the Contractor’s behalf.
DETAILS OF EMPLOYMENT AND EARNINGS
During the performance of the Contract, the Contractor and its subcontractors shall keep a record following each wage period, showing the names of each wage employee, his classification, his wage rate and allowances, his attendance record including the nature of any absences from work, and the total amount paid to him in that pay period. The record should also contain evidence of payments made on behalf of each employee for the purposes of superannuation, long service leave and redundancy provisions where appropriate.
Such record shall be certified as true and complete by each Contractor and be readily available for inspection, on request, by the Company’s Industrial Relations Adviser.

SITE SAFETY
The Contractor shall pay particular attention to the safe carrying out of the whole of its work on Site.
In this regard, the Contractor shall ensure that its and its secondary subcontractors employees are aware of the relevant statutory safety legislation, regulations and guidelines and shall ensure that these are strictly complied with.
All safety matters raised and actions taken by the Contractor in response or rectification of safety issues shall be notified to the Company’s Safety Adviser.
FIRST AID FACILITIES
The Contractor shall supply a first aid kit and first aid attendant in accordance wth statutory requirements. Where small numbers of Contractor’s employees are involved a shared first aid attendant may be provided by arrangement with other contractors and subject to the approval of the Company’s Safety Adviser.
The Contractor shall advise the Company’s Safety Adviser of the names of its first aid attendant and any other employee who is qualified as a first aid attendant.